

GAP




SEC MAIL
RECEIVED
PROCESSING
JUL 0 6 2007
WASH. D.C.
185
SECTION

TABLE OF CONTENTS

By all measures, 2006 was the best year in the history of Inter Parfums.

financial **Highlights**


$130.4
$185.6
$236.0
$273.5
$321.1
2002 2003 2004 2005 2006

NET SALES
(In millions)


$9.4
$13.8
$15.7
$15.3
$17.7
2002 2003 2004 2005 2006

NET INCOME
(In millions)


$80.9
$104.9
$126.5
$127.7
$155.3
2002 2003 2004 2005 2006

SHAREHOLDERS' EQUITY
(In millions)

SELECTED FINANCIAL DATA

The following selected financial data have been derived from our financial statements, and should be read in conjunction with those financial statements, including the related footnotes.

(In thousands, except per share data)

	2006	2005	2004	2003	2002
Net sales	$321,054	$273,533	$236,047	$185,589	$130,352
Cost of sales	143,855	115,827	113,988	95,449	71,630
Selling, general and administrative expenses	141,074	126,353	89,516	64,147	41,202
Operating income	36,125	31,353	32,543	25,993	17,520
Income before taxes and minority interest	37,135	31,724	31,638	26,632	17,581
Net income	17,742	15,263	15,703	13,837	9,405
Net income per share:					
Basic	0.87	0.76	0.82	0.73	0.50
Diluted	0.86	0.75	0.77	0.69	0.47
Average common shares outstanding:					
Basic	20,324	20,078	19,205	19,032	18,777
Diluted	20,568	20,487	20,494	20,116	19,948
Depreciation and amortization	5,347	4,513	3,988	3,344	2,220
Cash and cash equivalents and short-term investments	71,047	59,532	40,972	58,958	38,290
Working capital	138,547	131,084	129,866	115,970	83,828
Total assets	333,045	240,910	230,485	194,001	129,370
Short-term bank debt	6,033	989	748	121	1,794
Long-term debt (including current portion)	10,769	13,212	19,617	-0-	-0-
Stockholders' equity	155,272	127,727	126,509	104,916	80,916
Dividends per share	0.16	0.16	0.12	0.08	0.06

2006 letter to our Shareholders

DEAR FELLOW SHAREHOLDERS,

By all measures, 2006 was the best year in the history of Inter Parfums. Net sales and net income set new records. Our entry into the specialty retail sector exceeded expectations. Our established prestige brands performed exceptionally well due to both new fragrance launches and the staying power of several well-established scents. We also expanded our prestige brand portfolio.

FINANCIAL OVERVIEW: Net sales increased 17% to a record $321.1 million in 2006, as compared to $273.5 million in 2005. At comparable foreign currency exchange rates, net sales for 2006 were also up 17%. European based product sales rose to $270.1 million, up 13% year-over-year and represented 84% of consolidated sales. U.S. based product sales rose to $51.0 million in 2006, an increase of 49% compared to 2005. Net income increased 16% to $17.7 million from $15.3 million in 2005. Diluted earnings per share rose 15% to $0.86 in 2006 as compared to $0.75 in 2005.

With regard to European based prestige product sales, the gains were primarily attributable to Burberry, Lanvin and Paul Smith brand sales which were up 10%, 19%, and 22% in local currency, respectively. In the U.S., our sales growth reflected the Banana Republic fragrance, bath and body and home fragrance products that we developed and are supplying to Banana Republic's North American stores. U.S. sales also benefited from 2006 holiday programs for Banana Republic Factory and Gap Outlet stores, as well as continued shipments of existing programs for Gap stores.

Product mix, notably the substantial sales growth from U.S. operations, resulted in a 55% gross margin, as compared to 58% one year earlier. Selling, general and administrative expense increased 12% year-over-year, but declined to 44% of 2006 net sales from 46% one year earlier. The two largest contributors to the higher level of S, G & A expense were promotion and advertising expense in connection with the launch of the women's fragrance, Burberry *London* and the significant staff, product development, and other start-up costs, including those of third party design and marketing firms, we incurred in connection with our agreement with Gap, Inc. Roy-



Philippe Benacin
Jean Madar

alty expense in 2006 was also higher, but much of that can be explained by rising sales of products under brand licenses.

We closed the year in an exceptionally strong financial position. Working capital aggregated $139 million and cash and short term investments totaled $71 million. Long-term debt was only $6.6 million. These were key reasons why our Board of Directors increased the cash dividend from $0.16 to $0.20 per share annually starting with the first $0.05 per share cash dividend for 2007 that was paid on April 13th.

While 2006 was our best year ever, it builds upon our accomplishments of past years. From 2002 to 2006, our net sales have grown at a 25% CAGR compound annual growth rate. This accomplishment is all the more impressive in an industry that grew at a 2.5% CAGR during that same period, according to trade sources. Clearly, we have been gaining market share.

EUROPEAN OPERATIONS

For much of our recent history, our business was predicated on exclusive licensing agreements for fragrance and related products with designer brands. This remains at the heart of our European prestige fragrance business. Starting from one brand, Burberry, in 1993, the license portfolio has grown to include Paul Smith, Lanvin, S.T. Dupont, Christian Lacroix and the two most recent additions to our licensed brand portfolio, Van Cleef & Arpels and Quiksilver/Roxy, which will be discussed later in this letter. We also own a majority interest in Nickel, a men's skincare brand.

As a rule of thumb, a new fragrance family is developed for each brand every two years. In 2006, Burberry, which remains the largest brand in our portfolio, launched its fifth fragrance family, *London*, for both men and women. Lanvin, our second largest brand, brought *Rumeur* to market. We also introduced three other men's fragrances in 2006: Paul Smith *Story*, S.T. Dupont *Noir* and Nickel *Eau Maximum*. There are also flankers, which for us are generally limited edition and/or limited distribution brand extensions. They may appear as holiday season or warm weather variants or are sometimes created for a retailer as an exclusive for a short duration.

In March 2006, we entered into an 11-year licensing agreement with Quiksilver, Inc., the world's leading outdoor sports lifestyle company. The agreement calls for Inter Parfums to create, develop and distribute fragrance, suncare, skincare and related products under the Roxy brand and suncare and related products under the Quiksilver brand. These brands are exceptionally strong in the global youth market and are synonymous with the heritage and culture of surfing, skateboarding and snowboarding. We are very enthusiastic about our association with Quiksilver, Inc. and are confident in our ability to successfully leverage the passion and loyalty of the Roxy and Quiksilver brands. Making its debut in the fall of 2007, our first Roxy woman's fragrance will be true to the brand's sports orientation and feminine. Now under development is a Quiksilver suncare collection for a 2008 debut.

There have been instances where we have taken over an existing fragrance license with established products and inventory and other times, where we have built the fragrance franchise where none existed. In the case of Quiksilver/Roxy, there are no exisiting personal care products, packaging, inventory or sales; there are no established distribution channels; and there are no advertising or marketing campaigns. We are starting this program from the ground up, just as we did with the Paul Smith license that was signed in 2000. By 2006, we had built the Paul Smith brand into the third largest in our portfolio.

The comparison with our license agreement for the Van Cleef & Arpels (VCA) brand is stark. VCA has a fragrance history that spans over 30 years and *First*, which launched in 1976, is still a strong seller as is *Tsar*, an established men's fragrance with a loyal following. At the time we signed the agreement, the brand was generating about $20 million in annual sales. We purchased existing inventory as of the January 1, 2007 start date and immediately picked up the reins from the former licensee. We are now producing and distributing perfumes and related bath and body products under the prestigious, world-renowned jewelry brand. This scenario is much like our 2004 Lanvin agreement, where we've now entered the 'encore' phase of the brand. Lanvin, our second largest brand, continues to attract its loyal aficionados who are joined by new fashion forward consumers seeking a modern twist on old world luxury. In 2008, our first new fragrance for the VCA brand is scheduled to debut.

Long-time shareholders know that we have been working on a new Burberry distribution model in certain markets. That has come to pass in 2007, not only for Burberry fragrance, but for all the prestige brands in our portfolio. We now have majority-owned distribution subsidiaries established in the United Kingdom, Spain, Italy and Germany. In most cases, our minority partners are our former local distributors. This is in addition to France, where our own organization is responsible for sales to that nation's retailers, as well as for all of the advertising and promotion campaigns.


BURBERRY
LONDON

Burberry London for Men 2006

U.S. OPERATIONS

Since the signing of the agreement between Gap, Inc. and Inter Parfums in 2005, our Company is now a significant player in the fastest growing sector of the personal care products market, specialty retail. Our initial project was to develop and produce a distinctive line of personal care products for Banana Republic and Gap stores in North America. Our scope was later expanded, and we are now also the personal care products supplier to Banana Republic Factory and Gap Outlet stores, where our role is to both develop and produce new merchandise, especially for gift-giving holidays, as well as to supply some of their legacy programs.

In the fall of 2006, the Discover Collection of five fragrances, three for women and two for men, was unveiled at North American Banana Republic stores. The initial product shipments also included home fragrance sprays and candles as well as bath and body collections. We could write pages on this but we suggest that shareholders visit a Banana Republic store or the website, www.bananarepublic.com to see for themselves the prominent and striking displays and merchandise.

On May 1, 2007, over 150 Gap Body stores unveiled more than 70 new bath and body products which will be followed by the new Gap eau de toilette and a men's line in the third quarter of 2007. Please visit the website at www.gap.com. The current schedule calls for the new products to continue to rollout to additional Gap stores in late summer, with more stores adding the merchandise throughout the remainder of the year. Also in the works are new products for Gap Outlet, Baby Gap and Gap Kids stores.

Our arrangement for both Banana Republic and Gap stores is identical. We are responsible for product development, formula creation, packaging, manufacturing and inventory management while Gap Inc. is responsible for in-store selling and marketing which they have done magnificently with print ads, sampling, displays and fixturing.

We are expanding our presence in the specialty retail segment utilizing the staff and resources we already have in place. In April 2007, we signed an exclusive agreement under which we will design and manufacture a new line of personal care products for sale at New York & Company, Inc. retail locations and on their website. We anticipate that the initial line of bath and body products will be in New York & Company stores in late 2007 or early 2008. New York & Company, one of the fastest growing retailers in the U.S., specializes in moderately-priced, fashion-oriented, women's apparel sold exclusively through their stores and online. New York & Company has done a terrific job building its brand and loyal customer base around clothing and accessories that are 'trendy, affordable, comfortable and sexy for real women with real lives'.

ALSO WORTH NOTING

According to the Fragrance Foundation website, in 2006 more than 350 new fragrances and fragrance flankers were launched. We know firsthand that developing, launching and promoting a new prestige fragrance is extremely costly and time consuming; yet, most fragrances have short life spans. Enduring fragrance families are rewarding, both professionally as well as financially, because longevity translates into recurring sales, higher return on investment and enhanced brand reputation. Readers will therefore understand why we are extremely pleased by the 2006 performance of the Lanvin *Eclat d'Arpège* fragrance line, which debuted in 2002, and has achieved year-over-year sales gains. The same is true for our first Paul Smith fragrance circa 2000, and Paul Smith *Extrême*, which came to market in 2002. Furthermore, all of the Burberry fragrance families that we introduced since 1995 are still selling and selling strong. Excluding limited edition fragrances, we can count on one hand the number of prestige fragrances that we developed and subsequently discontinued.

As we have reported, 2007 should be another record year in terms of sales and profits. Our 2007 guidance looks for net sales to be approximately $375 million, or about 17% ahead of 2006. Net income for 2007 should approximate $21.3 million or $1.03 per diluted share. This represents a 20% improvement over 2006. Our 2007 guidance assumes the dollar remains at current levels.

With the expansion of existing business ventures and the signing of new ones, Inter Parfums continues to gain stature and market share in the multi-billion dollar beauty/fragrance category. Our Company is sought out by prospective licensors, brands and now specialty retailers thanks to our financial strength, our track record of success in brand building and line extensions, our distribution network, and the caliber of our 235 full-time employees.

We extend our deepest appreciation to all of the members of the Inter Parfums team for their contribution to the growth and success we have achieved.

Sincerely yours,



Jean Madar
Chairman of the Board &
Chief Executive Officer



Philippe Benacin
Vice Chairman of the Board &
President


ALABASTER
BANANA REPUBLIC
ALABASTER
BODY CREAM
CRÈME POUR LE CORPS
BANANA REPUBLIC

Banana Republic 2006


Mandarin Jasmine
jasmin mandarine


eau de toilette
Washed Cotton
coton frais
#784


Coconut Tuberose
fleur de coco


eau de toilette
Velvet Bloom
éclosion veloutée


gapbody


thé à la lavande
#362






Van Cleef & Arpels

Van Cleef & Arpels 2006



Paul Smith 2006


LANVIN
RUMEUR

Lanvin 2006

the **Company**

WE ARE INTER PARFUMS, INC. We operate in the fragrance business, and manufacture, market and distribute a wide array of fragrances and fragrance related products. Organized under the laws of the State of Delaware in May 1985 as Jean Philippe Fragrances, Inc., we changed our name to Inter Parfums, Inc. on July 14, 1999. We have also retained our brand name, Jean Philippe Fragrances, for some of our mass-market products.

Our worldwide headquarters and the office of our three (3) wholly-owned subsidiaries, Jean Philippe Fragrances, LLC and Inter Parfums USA, LLC, both New York limited liability companies, and Nickel USA, Inc., a Delaware corporation, are located at 551 Fifth Avenue, New York, New York 10176, and our telephone number is 212.983.2640. Our consolidated wholly-owned subsidiary, Inter Parfums Holdings, S.A., its majority-owned subsidiary, Inter Parfums, S.A., and its two (2) wholly-owned subsidiaries, Inter Parfums Grand Public, S.A., and Inter Parfums Trademark, S.A., and its majority-owned subsidiary, Nickel, S.A., maintain executive offices at 4, Rond Point des Champs Elysees, 75008 Paris, France. Our telephone number in Paris is 331.5377.0000.

Our common stock is listed on The Nasdaq Global Select Market under the trading symbol "IPAR" and we are considered a "controlled company" under the applicable rules of The Nasdaq Stock Market. The common shares of our subsidiary, Inter Parfums S.A., are traded on the Euronext Exchange.

We maintain our internet website at www.interparfumsinc.com which is linked to the SEC Edgar database. You can obtain through our website, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange as soon as reasonably practicable after we have electronically filed with or furnished them to the SEC.

We operate in the fragrance business and manufacture, market and distribute a wide array of fragrances and fragrance related products. We manage our business in two segments, European based operations and United States based operations. Our prestige fragrance products are produced and marketed by our European operations through our 72% owned subsidiary in Paris, Inter Parfums, S.A., which is also a publicly traded company as 28% of Inter Parfums, S.A. shares trade on the Euronext. Prestige cosmetics and prestige skin care products represent less than 3% of consolidated net sales.

We produce and distribute our prestige fragrance products primarily under license agreements with brand owners and prestige product sales represented approximately 84% of net sales for 2006. We have built a portfolio of brands, which include Burberry, Lanvin, Paul Smith, S.T. Dupont, Christian Lacroix, Quiksilver/Roxy, Van Cleef & Arpels and Nickel whose products are distributed in over 120 countries around the world. Burberry is our most significant license, sales of Burberry products represented 57%, 60% and 62% of net sales for the years ended December 31, 2006, 2005 and 2004, respectively.

Our prestige products focus on niche brands with a devoted following. By concentrating in markets where the brands are known, Inter Parfums has had many successful launches. We typically launch new fragrance families for our brands every 2-3 years, with some frequent "seasonal" fragrances introduced as well.

Our specialty retail and mass-market fragrance and fragrance related products are marketed through our United States operation and represented 16% of sales for the year ended December 31, 2006. These fragrance products are sold under trademarks owned by us or pursuant to license or other agreements with the owners of the Gap, Banana Republic, Aziza and Jordache trademarks.

The creation and marketing of each product family is intimately linked with the brand's name, its past and present positioning, customer base and, more generally, the prevailing market atmosphere. Accordingly, we generally study the market for each proposed family of fragrance products for almost a full year before we introduce any new product into the market. This study is intended to define the general position of the fragrance family and more particularly its scent, bottle, packaging and appeal to the buyer. In our opinion, the unity of these four elements of the marketing mix makes for a successful product.



Burberry Brit Cristal 2006

Over the past five years, we have grown our business at both the top line and the bottom line. We have grown from $130.4 million in sales in 2002 to $321.1 million in 2006, representing a compounded annual growth rate of 25%. During the same period, our net income grew from $9.4 million in 2002 to $17.7 million in 2006, representing a compounded annual growth rate of 17%. Our management targets organic long term sales growth of approximately 10% (measured on an annual basis) and long term net income growth of approximately 12% - 15% (measured on an annual basis). There can be no assurance that we will achieve these targets in any particular period, or at all, however.

BUSINESS STRATEGY

FOCUS ON PRESTIGE BEAUTY BRANDS: Prestige beauty brands contribute significantly to our growth. Over the past few years, prestige brands have accounted for a larger portion of our business - 84% of total business in 2006 from 68% in 2002. We focus on developing and launching quality fragrances utilizing internationally renowned brand names. By identifying and concentrating in the most receptive market segments and territories where our brands are known, and executing highly targeted launches that capture the essence of the brand, Inter Parfums has had a history of successful launches. Certain fashion designers and other licensors choose Inter Parfums as a partner because the company's size enables us to work more closely with them in the product development process as well as because of our successful track record.

GROW PORTFOLIO BRANDS THROUGH NEW PRODUCT DEVELOPMENT AND MARKETING: We grow through the creation of fragrance family extensions within the existing brands in our portfolio. Every two to three years, we create a new family of fragrances for each brand in our portfolio. We frequently introduce "seasonal" fragrances as well. With new introductions, we leverage our ability and experience to gauge trends in the market and further leverage the brand name into different product families in order to maximize sales and profit potential. We have had success in introducing new fragrance families (sub-brands, or flanker brands) within our brand franchises. Furthermore, we promote the smooth and consistent performance of our prestige perfume operations through knowledge of the market, detailed analysis of the image and potential of each brand name, a "good dose" of creativity and a highly professional approach to international distribution channels.

CONTINUE TO ADD NEW BRANDS TO OUR PORTFOLIO, THROUGH NEW LICENSES OR ACQUISITIONS: Prestige brands are the core of our business – we intend to add new prestige beauty brands to our portfolio. Over the past decade, we have built our portfolio of well-known prestige brands through acquisitions and new license agreements. We intend to further build on our success in prestige fragrances and pursue new licenses and acquire new brands to strengthen our position in the prestige beauty market. We identify prestige brands that can be developed and marketed into a full and varied product families and, with our technical knowledge and practical experience gained over time, take licensed brand names through all phases of concept development, manufacturing, and marketing.

EXPAND EXISTING PORTFOLIO INTO NEW CATEGORIES: We plan to broaden our product offering beyond the fragrance category and offer other personal care products such as skin care, cosmetics and hair care under some of our existing brands. We believe such product offerings meet customer needs and further strengthen customer loyalty. We also plan to draw upon the skin care product expertise that the Nickel team brings, as we explore other opportunities in the treatment side of the beauty business beyond the Nickel brand. Furthermore, the license agreement with Burberry signed in 2004 extends to skin care.

CONTINUE TO BUILD GLOBAL DISTRIBUTION FOOTPRINT: Our business is a global business and we intend to continue to build our global distribution footprint. In order to adapt to changes in the environment and our business, we have modified our distribution model, and are in process of forming joint ventures in the major markets of the United Kingdom, Italy, Spain and Germany for distribution of prestige fragrances. Further, we may enter into future joint ventures arrangements or acquire distribution companies within other key markets to distribute certain of our licensed prestige brands. However, we cannot assure you that we will be able to enter into any future joint venture arrangements or acquire distribution companies, or if we do, that any such transaction will be successful. We believe that in certain markets vertical integration of our distribution network is key to the future growth of our company, and ownership of such distribution should enable us to better serve our customers' needs in local markets and adapt more quickly as situations may determine.

BUILD SPECIALTY RETAIL THROUGH THE GAP RELATIONSHIP: We believe the beauty industry has experienced a significant growth in specialty retail and our relationship with Gap has provided an entry into this distribution channel. We are responsible for product development, formula creation, packaging and manufacturing under Gap and Banana Republic brands. Gap, a leading international specialty retailer offering clothing, accessories and personal care products for men, women, children and babies, is responsible for marketing and selling the newly launched fragrance and fragrance related products in its stores. In addition, we have been approached by other specialty retailers to determine if there is interest in establishing a relationship whereby we would design, produce and manufacture fragrance and fragrance related products similar to our existing relationship with Gap and New York & Company. However, we cannot assure you that we will be able to enter into any similar future arrangements, or if we do, that any such arrangement will be successful.

RECENT DEVELOPMENTS

VAN CLEEF & ARPELS: In September 2006, our Paris-based subsidiary, Inter Parfums, S.A., and Van Cleef & Arpels Logistics SA, entered into an exclusive, worldwide license agreement for the creation, development and distribution of fragrance and related bath and body products under the Van Cleef & Arpels brand and related trademarks. The term of the license expires on December 31, 2018, and each party has the right to extend the term for five years on or before June 1, 2018 if certain sales targets are met in year 2017. Our rights under such license agreement are subject to certain minimum advertising expenditures and royalty payments as are customary in our industry.

In January 2007 Inter Parfums S.A. paid 18 million Euro (approximately $23.4 million) to Van Cleef & Arpels Logistics SA as a lump sum, up front royalty payment, and purchased the existing inventory held by YSL Beauté, the former licensee, for approximately $2.1 million.

QUIKSILVER/ROXY: In March 2006 our Paris-based subsidiary, Inter Parfums S.A., and QS Holdings SARL signed an exclusive worldwide license agreement for the creation, development and distribution of fragrance, suncare, skincare and related products under the Roxy brand and suncare and related products under the Quiksilver brand. The term of the license expires in December 2017. Our rights under such license agreement are subject to certain minimum advertising expenditures and royalty payments as are customary in our industry.

GAP AND BANANA REPUBLIC: In March 2006, we entered into an addendum to our exclusive agreement with Gap, whereby we obtained the additional rights to develop, produce, manufacture and distribute personal care and home fragrance products for Gap Outlet and Banana Republic Factory Stores in the United States and Canada.

In September 2006, we launched the Banana Republic Discover Collection, a family of five fragrances, we developed and supply to Banana Republic's North American stores. The collection consists of three scents for women and two for men, each named after a luxurious, natural material that is both emotional and authentic. A separate family of bath and body products for Gap's North American stores launched in May 2007, with the rollout continuing throughout the balance of the year. In addition, we have been supplying Banana Republic and Gap stores with their existing personal care products, and we have created new holiday programs for this past holiday season.


ROXY

Quiksilver/Roxy 2006



gap
nightfall
body lotion
lotion pour le corps
body mist
brumisateur
shower gel
gel douche
sunnyside
bath oil
huile pour le bain
bath salts
sels de bain

PRODUCTION AND SUPPLY

THE STAGES OF THE DEVELOPMENT AND PRODUCTION PROCESS FOR ALL FRAGRANCES ARE AS FOLLOWS:

- Simultaneous discussion with perfume designers and creators (includes analysis of esthetic and olfactory trends, target clientele and market communication approach);
- Concept choice;
- Produce mock ups for final acceptance of bottles and packaging;
- Receive bids from component suppliers (glassmakers, plastic processors, printers, etc.) and packaging companies;
- Choose our suppliers;
- Schedule production and packaging;
- Issue component purchase orders;
- Follow quality control procedures for incoming components;
- Follow packaging and inventory control procedures.

SUPPLIERS WHO ASSIST US WITH PRODUCT DEVELOPMENT INCLUDE:

- Independent perfumery design companies (Federico Restrepo, Fabien Baron, Aesthete, Ateliers Dinand);
- Perfumers (IFF, Firmenich, Robertet, Quest, Givaudan, Wessel Fragrances) which create a fragrance consistent with our expectations and, that of the fragrance designers and creators;
- Contract manufacturers of components such as glassware (Saint Gobain, Saverglass, Pochet, Nouvelles Verreries de Momignie), caps (MT Packaging, Codiplas, Risdon, Newburgh) or boxes (Printor Packaging, Draeger, Dannex Manufacturing);
- Production specialists who carry out packaging (MF Production, Brand, CCI, IKI Manufacturing) or logistics (SAGA for storage, order preparation and shipment).

For our prestige products, approximately 80% of component and production needs are purchased from approximately 20 suppliers out of a total of over 120 active suppliers. The suppliers' accounts for our European operations are primarily settled in Euros and for our United States operations, suppliers' accounts are primarily settled in U.S. dollars.

MARKETING AND DISTRIBUTION

PRESTIGE PRODUCTS: For our international distribution of prestige products, we contract with independent distribution companies specializing in luxury goods. In each country, we designate anywhere from one to three distributors with the status of "exclusive representative" for one or more of our name brands. We also distribute our prestige products through a variety of duty free operators, such as airports and airlines and select vacation destinations.

Our distributors vary in size depending on the number of competing brands they represent. This extensive and diverse network provides us with a significant presence in over 120 countries around the world. Approximately 50 distributors out of a total of over 250 active accounts represent 80% of international prestige fragrance sales. One customer represented 15% of sales for the year ended December 31, 2006.

Our business is a global business and we intend to continue to build our global distribution footprint. In order to adapt to changes in the environment and our business, we have modified our distribution model, and are in process of forming joint ventures in the major markets of the United Kingdom, Italy, Spain and Germany for distribution of prestige fragrances. Further, we may enter into future joint ventures arrangements or acquire distribution companies within other key markets to distribute certain of our licensed prestige brands. However, we cannot assure you that we will be able to enter into any future joint venture arrangements or acquire distribution companies, or if we do, that any such transaction will be successful. We believe that in certain markets vertical integration of our distribution network is key to the future growth of our company, and ownership of such distribution should enable us to better serve our customers' needs in local markets and adapt more quickly as situations may determine.

Approximately 34% of our prestige fragrance net sales are denominated in U.S. dollars. In an effort to reduce our exposure to foreign currency exchange fluctuations, we engage in a program of cautious hedging of foreign currencies to minimize the risk arising from operations. Our sales are not subject to material seasonal fluctuations.

Distribution in France of our prestige products is carried out by a sales team who oversee some 1,200 points of sale including, retail perfumers (chain stores) such as

- Sephora
- Marionnaud
- Nocibé
- Galeries Lafayette
- Printemps

or specialized independent points of sale. Approximately 80% of prestige product sales in France are made to approximately 200 customers out of a total of over 1,200 active accounts.

SPECIALTY RETAIL AND MASS MARKET PRODUCTS: We do not presently market and distribute Gap and Banana Republic specialty retail products to third parties. Marketing and distribution are the responsibility of Gap, Inc., which markets and sells the products we produce in its own retail locations.

Mass merchandisers are the target customers for our mass market products. In addition, our mass market products are sold to wholesale distributors, specialty store chains, and to multiple locations of accessory, jewelry and clothing outlets. These products are sold through a highly efficient and dedicated in house sales team and reach approximately 12,000 retail outlets throughout the United States and abroad.

Our 140,000 square foot distribution center has provided us with the opportunity and resources to meet our customers' requirements.

THE MARKET

The fragrance and cosmetic market can be broken down into two (2) types of retail distribution:

- Selective distribution perfumeries and specialty sections of department stores, which sell brand name products with a luxury image, and
- Specialty retail and mass distribution – Specialty retail, or retail outlets which sell their own brand name products and mass merchandisers, discount stores and supermarkets, which sell low to moderately priced mass market products for a broad customer base with limited purchasing power.

SELECTIVE DISTRIBUTION: The following information is based on information from the Fédération des Industries de la Parfumerie.

During 2006, the French perfume industry, which accounts for about approximately 35% of the world market, reported a 5.7% growth rate, as compared to a 4.9% growth rate in 2005 and a 2.6% growth rate in 2004.

Net sales in 2006 for the French domestic market reported a 3.5% growth rate as compared to 2005, while the export market increased by 7.4% as compared to 2005:

The European Union: Sales increased overall by 5.4%, in this the largest market for French exports. Sales were strongest in new markets, Czech Republic (+41%), Poland (+23%) and Slovenia (+21%). Sales increased in other European Union members, Italy (+7%), Spain (+6,6%), Belgium (6.5%) and Germany (+6%).

Europe (excluding the European Union countries): Net sales increased by 35%, with substantial growth in Russia (+43.7%), Ukraine (+29.5%) and Romania (+29.5%).

Asia: Net sales increased by 5.4%. Asia is the second largest market for French cosmetics and perfumes, net sales increased in China (+39.5%), India (+11.3%), Singapore (+7.7%) and South Korea (+4%). For two years running net sales in Japan were disappointed (+0,1%).

North America: Net sales increased to 7.8% in the United States and 1.2% in Canada.

South America: Net sales to South America increased by +12.5%, a now stabilized trend for three years: Argentina (+40%), Chili (+22.6%), Mexico (13.5%) and Uruguay (+12.6%). Net sales in Brazil decreased 1.6%

While our market share, based on our internal data, is less than 1% in France, in other countries such as the United States, United Kingdom, Italy, Germany, Spain and Hong Kong, we estimate that our market share is between 1% and 4% of French perfume imports.

SPECIALTY RETAIL AND MASS DISTRIBUTION: Our specialty retail and mass market products are designed for a broad customer base with a more limited purchasing power. We sell our products both in the United States and abroad. Mass merchandisers, discount stores and supermarkets are our target customers. We do not presently distribute Gap and Banana Republic specialty retail products to third parties. Gap, Inc. sells the products we produce in its own retail locations.



Banana Republic 2006

TABLE OF PRESTIGE BRANDS

(The following is a summary of the prestige brand names owned or licensed by us:)

Brand Name	Licensed or Owned	Date Acquired	Term, including Option Period
Burberry	Licensed	July 2004	12.5 years and additional 5 year optional term that requires mutual consent
Lanvin	Licensed	July 2004	15 years
S.T. Dupont	Licensed	July 1997	Through June 30, 2011
Paul Smith	Licensed	December 1998	12 years
Celine	Licensed	May 2000	Through December 31, 2007
Nickel	Owned	April 2004	N/A
Christian Lacroix	Licensed	March 1999	11 years
Quiksilver/Roxy	Licensed	March 2006	Through December 31, 2017
Van Cleef & Arpels	Licensed	October 2006	Through December 31, 2018, plus a 5 year option if certain sales targets are met






BURBERRY
LONDON

Burberry 2006



Nickel 1996



Gap 2007

the **Products**

WE PRODUCE AND DISTRIBUTE our prestige fragrance products primarily under license agreements with brand owners and prestige product sales represented approximately 84% of net sales for 2006. We have built a portfolio of brands, which include Burberry, Lanvin, Paul Smith, S.T. Dupont, Christian Lacroix, Quiksilver/Roxy, Van Cleef & Arpels and Nickel whose products are distributed in over 120 countries around the world. Burberry is our most significant license, sales of Burberry products represented 57%, 60% and 62% of net sales for the years ended December 31, 2006, 2005 and 2004, respectively.

Under license agreements, we obtain the right to use the brand name, create new fragrances and packaging, determine positioning and distribution, and market and sell the licensed products, in exchange for the payment of royalties. Our rights under license agreements are also generally subject to certain minimum sales requirements and advertising expenditures.

prestige **fragrances**


BURBERRY
LONDON

Burberry London for Women 2006

BURBERRY

BURBERRY: Burberry is our leading prestige fragrance brand and we operate under an exclusive worldwide license with Burberry Limited that was originally entered into in 1993 and replaced by a new agreement in 2004.

We have had significant success in introducing new fragrance families under the Burberry brand name. We have introduced several fragrance families including *Burberry, Burberry Week End, Burberry Touch, Burberry Brit* and *Burberry London.* Successful distribution has been achieved in more than a hundred countries around the world by differentiating the positioning and target consumer of each of the families. Our success is evidenced by a 32% five-year compounded annual growth rate in sales of fragrances under the Burberry brand since 2001.

The largest Burberry fragrance family, *Burberry Brit,* of which the women's scent was launched in fall 2003 and the men's scent launched in fall 2004, has received much industry recognition. *Burberry Brit for Women* was named the Fragrance of the Year in the Women's Luxe category at the Annual Fragrance Foundation FiFi Awards in 2004. *Burberry Brit for Men* received two awards at the Annual Fragrance Foundation FiFi Awards in April 2005 for Best Men's Fragrance in the Luxe category and for Best Print National Advertising Campaign of the Year. The most recent Burberry fragrance family, *Burberry London,* of which the women's scent was launched in fall 2005 and the men's scent launched in spring of 2006, has also been well received. The success of the *Burberry London* launch and subsequent rollout was slightly offset by a modest decline by other fragrances within the brand. As the Burberry brand continues to develop and expand by attracting new customers, the Burberry fragrance portfolio follows suit expanding and continuing to post sales growth.


BURBERRY
BRIT

Burberry Brit for Men 2004


BURBERRY
BRIT

Burberry Brit for Men 2004


BURBERRY
FRAGRANCES

Burberry London 2006

Burberry Brit 2003/2004

Burberry Touch 2000

Burberry Weekend 1997

Burberry 1995


RUMEUR
RUMEUR
LANVIN
RUMEUR
RUMEUR

Rumeur 2006

LANVIN

LANVIN: In June 2004, Inter Parfums S.A. and Lanvin S.A. signed a worldwide license agreement to create, develop and distribute fragrance lines under the Lanvin brand name. A synonym of luxury and elegance, the Lanvin fashion house, founded in 1889 by Jeanne Lanvin, expanded into fragrances in the 1920s. Today, Lanvin fragrances occupy important positions in the selective distribution market in France, Europe and Asia, particularly with the lines *Arpège* (created in 1927), *Lanvin L'Homme* (1997) and *Eclat d'Arpège* (2002). Our first Lanvin fragrance, *Arpège pour Homme,* debuted in late 2005. *Arpège* by Lanvin won the honor of entering the Fragrance Hall of Fame at the 2005 FiFi Awards, an honor given to the best fragrance sold for at least 15 years that has been revitalized. During 2006, we began the launch *Rumeur,* our first new Lanvin fragrance for women, which was followed by a wider geographic rollout over the early months of 2007. In addition to the successful debut of Lanvin *Rumeur,* solid sales gains made by *Éclat d'Arpège* which has been a strong seller since its introduction in 2002.


LANVIN

Rumeur 2006


ARPÈGE
POUR HOMME
LANVIN

Arpège pour Homme 2005


ÉCLAT
D'ARPÈGE
LANVIN

Éclat d'Arpège 2002



Éclat d'Arpège 2002


LANVIN

Lanvin L'Homme 1997


ARPÈGE
LANVIN
PARIS



Arpège 1927



Paul Smith Floral 2005


PAUL
SMITH PARFUMS

Paul Smith 2000

Paul Smith

PAUL SMITH: We signed an exclusive license agreement with Paul Smith in December 1998, our first designer fragrance, for the creation, manufacture and worldwide distribution of Paul Smith perfumes and cosmetics. Paul Smith is an internationally renowned British designer who creates fashion with a clear identity. Paul Smith has a modern style which combines elegance, inventiveness and a sense of humor and enjoys a loyal following, especially in the UK and Japan. Fragrances include: *Paul Smith, Paul Smith Extreme and Paul Smith London. Paul Smith London for Men* was awarded a FiFi award in April 2005 for Best Men's Fragrance in the Nouveau Niche category. In the fourth quarter of 2006 we launched the men's fragrance, *Paul Smith Story,* and in the Fall of 2007, we have scheduled the launch of a new women's fragrance for Paul Smith.


Paul Smith STORY
Paul Smith STORY

Paul Smith Story 2006


PAUL
SMITH
LONDON
PAUL
SMITH
LONDON

Paul Smith London 2004


PAUL
SMITH
LONDON
PAUL
SMITH
LONDON

Paul Smith London 2004



Paul Smith Extreme 2002


S.T. Dupont
PARIS
100ml
3.3FL.OZ.



S.T. Dupont Noir 2006


S.T. Dupont
PARIS
Essence pure

S.T. Dupont Essence Pure 2002

S.T. Dupont
PARIS

S.T. DUPONT: In June 1997, we signed an exclusive license agreement with S.T. Dupont for the creation, manufacture and worldwide distribution of S.T. Dupont perfumes. Fragrances include: *S.T. Dupont Paris, S.T. Dupont Essence Pure and L'Eau de S.T. Dupont.* During 2006 we extended the term of this license until June 30, 2011. In addition, during 2006 we launched the new men's fragrance, *S.T. Dupont Noir,* which was received well in Eastern Europe and the Middle East. For 2007 we are planning to launch a new women's fragrance for S.T. Dupont.


L'eau
S.T. Dupont
L'eau
S.T. Dupont

L'eau de S.T. Dupont 2004


Christian Lacroix
Tumulte
Pour Homme

Tumulte pour Homme 2006

Christian Lacroix

CHRISTIAN LACROIX: In March 1999, we entered into an exclusive license agreement with the Christian Lacroix Company, formerly a division of LVMH Moet Hennessy Louis Vuitton S.A., for the worldwide development, manufacture and distribution of perfumes. For us, this association with a prestigious fashion label is another key area for growth which we expect will further strengthen our position in the prestige fragrance market. Our Christian Lacroix fragrances families for both men and women include: *Eau Florale, Bazar* and *Tumulte*. A new women's fragrance *C'est La Fete*, launched in the Spring 2007.


Tumulte
Christian Lacroix
Parfums
WWW.INTER-PARFUMS.FR

VAN CLEEF & ARPELS: In September 2006, our Paris-based subsidiary, Inter Parfums, S.A., and Van Cleef & Arpels Logistics SA, entered into an exclusive, worldwide license agreement for the creation, development and distribution of fragrance and related bath and body products under the Van Cleef & Arpels brand and related trademarks. The term of the license expires on December 31, 2018. We believe this agreement with Van Cleef & Arpels, the prestigious and legendary world-renowned jewelry designer, is an important step in our development. We also believe its growth potential will strengthen opportunities for expansion of our fragrance business in the high luxury segment. In 1976, Van Cleef & Arpels was a pioneer among jewelers with its launch of the fragrance, *First,* which exemplified the tradition of boldness of the jewelry house. We plan to build upon sales base by promoting the two strongest families, *First* and *Tsar,* and then create an entirely new line for launch in 2008.


Van Cleef & Arpels

Van Cleef & Arpels 2006

QUIKSILVER/ROXY: In March 2006 our Paris-based subsidiary, Inter Parfums S.A., and QS Holdings SARL signed an exclusive worldwide license agreement for the creation, development and distribution of fragrance, suncare, skincare and related products under the Roxy brand and suncare and related products under the Quiksilver brand. The term of the license expires in December 2017.

We intend to develop entirely new product categories for each of the two brands, which are important brands for the global youth market and synonymous with the heritage and culture of surfing, skateboarding and snowboarding. Quiksilver Inc.'s apparel and footwear brands represent a casual lifestyle for young-minded people that connect with its board riding culture and heritage, while its winter sports and golf brands symbolize a long-standing commitment to technical expertise and competitive success on the mountains and on the links.

Our initial plans call for the first new product family under the agreement, a Roxy fragrance family, to be introduced in late 2007, followed by a Quiksilver suncare line.


ROXY

QuikSilver/Roxy 2006

CELINE: In May 2000, we entered into an exclusive worldwide license agreement for the development, manufacturing and distribution of fragrance lines under the Celine brand name with Celine, a division of LVMH Moet Hennessy Louis Vuitton S.A. Celine, a French luxury fashion and accessory company is known throughout the world for its luxury and quality products. By mutual agreement with Celine, we agreed to terminate the license on December 31, 2007.

prestige **skin care**


NICKEL
LENDEMAIN DE FÊTE
75 ml
2,6 Oz net wt

Morning-after rescue gel 1996



Silicon Valley 2005

NICKEL

NICKEL: In April 2004 Inter Parfums, S.A. acquired a 67.5% interest in Nickel S.A. Established in 1996 by Philippe Dumont, Nickel has developed two innovative concepts in the world of cosmetics: spas exclusively for male customers and skin care products for men. The Nickel skin care products for the face and body are sold through prestige department and specialty stores primarily in France, the balance of Western Europe and in the United States, as well as through our men's spas in Paris and New York.

After the opening of a licensed Nickel Spa in London in spring 2006, similar initiatives for Berlin, Dubai and Moscow are currently under consideration. However, we cannot assure you that any further licensed spas will be opened, or if opened, that they will generate substantial revenue.


EAU·MAXIMUM
Maximum de soins
Maximum de parfum
Maximum de sensualité
EAU·MAXIMUM
NICKEL
NICKEL

Eau Maximum 2006

specialty retail and mass market products



Banana Republic 2006



Gap 2007



Banana Republic 2006

GAP, BANANA REPUBLIC AND MASS MARKET: In July 2005, we entered into an exclusive agreement with Gap, Inc. to develop, produce, manufacture and distribute fragrance, personal care and home fragrance products for Gap and Banana Republic brand names to be sold in Gap and Banana Republic retail stores in the United States and Canada.

In March 2006, we entered into an addendum to our exclusive agreement with Gap, Inc, whereby we obtained the additional rights to develop, produce, manufacture and distribute fragrance, personal care and home fragrance products for Gap Outlet and Banana Republic Factory Stores in the United States and Canada.

In September 2006, we launched the Banana Republic Discover Collection, a family of five fragrances, we developed and supply to Banana Republic's North American stores. The collection consists of three scents for women and two for men, each named after a luxurious, natural material that is both emotional and authentic. A separate family of bath and body products for Gap's North American stores launched in May 2007, with the rollout continuing throughout the balance of the year. In addition, we have been supplying Banana Republic and Gap stores with their existing personal care products, and we have created new holiday programs for this coming holiday season.

Our Mass Market products are also comprised of fragrances and fragrance related products. We produce a variety of alternative designer fragrances and personal care products that sell at a substantial discount from their brand name counterparts. Our alternative designer fragrances are similar in scent to highly advertised designer fragrances that are marketed at a higher retail price. Our mass market fragrance brands include several proprietary brand names as well as a license for the *Jordache* brand. We also market our *Aziza* line of low priced eye shadow kits, mascara, and pencils, focusing on the young teen market and a line of health and beauty aids under our *Intimate* brand name consisting of shampoo, conditioner, hand lotion and baby oil. All of theses products are distributed to the same mass market retailers and discount chains.

QUARTERLY FINANCIAL DATA: (UNAUDITED)

(In thousands, except per share data)

2006	Q1	Q2	Q3	Q4	Full Year
Net sales	$70,900	$70,285	$89,690	$90,179	$321,054
Gross profit	40,296	39,670	48,688	48,545	177,199
Net income	4,420	3,192	4,645	5,485	17,742
Impact of Adoption of SFAS 123 (R)	125	98	116	104	443
Net income per share:					
Basic	$0.22	$0.16	$0.23	$0.27	$0.87
Diluted	0.22	0.16	0.23	0.27	0.86
Average common shares outstanding:					
Basic	20,267	20,315	20,322	20,392	20,324
Diluted	20,544	20,564	20,546	20,620	20,568

2005	Q1	Q2	Q3	Q4	Full Year
Net sales	$71,087	$61,343	$75,446	$65,657	$273,533
Gross profit	40,577	34,595	42,357	40,177	157,706
Net income	4,404	3,214	3,754	3,891	15,263
Net income per share:					
Basic	$0.22	$0.16	$0.19	$0.19	$0.76
Diluted	0.22	0.16	0.18	0.19	0.75
Average common shares outstanding:					
Basic	19,701	20,179	20,189	20,245	20,078
Diluted	20,420	20,478	20,556	20,492	20,487



Banana Republic 2006

2006 SALES BY GEOGRAPHIC AREA


Europe
40%
North America
33%
Asia
12%
8%
7%


Europe
40%
Middle East
7%
Asia
12%

the Organization

ALL CORPORATE FUNCTIONS INCLUDING PRODUCT ANALYSIS AND DEVELOPMENT, production and sales, and finance are coordinated at the Company's corporate headquarters in New York and at the corporate offices of Inter Parfums, S.A. in Paris. Both companies are organized into four operational units that report directly to general management and ultimately to the President, Philippe Benacin and the Chief Executive Officer, Jean Madar.

SIMPLIFIED CHART OF THE ORGANIZATION


55%
Philippe Benacin
Jean Madar
Inter Parfums, Inc
(Nasdaq - "IPAR")
45%
Public
Shareholders
100%
Inter Parfums
Holding, S.A.
100%
Jean Philippe
Fragrance, LLC
100%
Inter Parfums
USA, LLC
100%
Nickel
USA, INC.
71%
Inter Parfums, S.A.
(Second Market, Paris)
100%
Inter Parfums
Trademark, S.A.
100%
Inter Parfums
Grand Public, S.A.
68%
Nickel, S.A.
51%
Inter Parfums Limited
(United Kingdom)
51%
Inter Parfums srl
(Italy)
51%
Inter Parfums Gmbh
(Germany)
51%
Inter España Parfums
et Cosmetiques, SL
(Spain)

FINANCE, INVESTOR RELATIONS AND ADMINISTRATION: Russell Greenberg in the United States and Philippe Santi in France:

- Financial policy and communication, investor relations;
- Financial accounting, cost accounting, budgeting and cash flow management;
- Disclosure requirements of the Securities and Exchange Commission and Commission des Operations de Bourse;
- Labor relations, tax and legal matters and management information systems.

OPERATIONS: Henry B. Clarke, Gerald McKenna and Alex Canavan in the United States and Axel Marot in France:

- Product development;
- Logistics and transportation;
- Purchasing and industrial relations;
- Quality control and inventory cost supervision.

EXPORT SALES: Michel Bes in the United States and Frédéric Garcia-Pelayo and Hugues de la Chevasnerie in France:

- International development strategy;
- Establishment of distributor networks and negotiation of contracts;
- Monitoring of profit margins and advertising expenditures.

DOMESTIC (HOME COUNTRY) SALES: Stuart Fishel in the United States and Jack Ayer in France:

- Establish and apply domestic sales strategy and distribution policy;
- Sales team management and development;
- Monitoring of profit margins and advertising expenditures.

CONTENTS

management's **Discussion and Analysis**

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW: We operate in the fragrance business, and manufacture, market and distribute a wide array of fragrances and fragrance related products. We manage our business in two segments, European based operations and United States based operations. Our prestige fragrance products are produced and marketed by our European operations through our 72% owned subsidiary in Paris, Inter Parfums, S.A., which is also a publicly traded company as 28% of Inter Parfums, S.A. shares trade on the Euronext. Prestige cosmetics and prestige skin care products represent less than 3% of consolidated net sales.

We produce and distribute our prestige products primarily under license agreements with brand owners and prestige product sales represented approximately 84% of net sales for 2006. We have built a portfolio of brands, which include Burberry, Lanvin, Paul Smith, S.T. Dupont, Christian Lacroix, Quiksilver/Roxy, Van Cleef & Arpels and Nickel whose products are distributed in over 120 countries around the world. Burberry is our most significant license, sales of Burberry products represented 57%, 60% and 62% of net sales for the years ended December 31, 2006, 2005 and 2004, respectively.

Our specialty retail and mass-market fragrance and fragrance related products are marketed through our United States operation and represented 16% of sales for the year ended December 31, 2006. These products are sold under trademarks owned by us or pursuant to license or other agreements with the owners of the *Gap, Banana Republic, Aziza* and *Jordache* trademarks.

We grow our business in two distinct ways. First, we grow by adding new brands to our portfolio, either through new licenses or out-right acquisitions of brands. Second, we grow through the creation of fragrance family extensions within the existing brands in our portfolio. Every two to three years, we create a new family of fragrances for each brand in our portfolio.

Our business is not capital intensive, and it is important to note that we do not own any manufacturing facilities. We act as a general contractor and source our needed components from our suppliers. These components are received at one of our distribution centers and then, based upon production needs, the components are sent to one of several third party fillers which manufacture the finished good for us and ship it back to our distribution center.

RECENT IMPORTANT EVENTS

VAN CLEEF & ARPELS: In September 2006, we entered into an exclusive, worldwide license agreement with Van Cleef & Arpels Logistics SA, for the creation, development and distribution of fragrance and related bath and body products under the Van Cleef & Arpels brand and related trademarks. Van Cleef & Arpels is a prestigious and legendary world-renowned jewelry designer. The agreement runs through December 31, 2018. As an inducement to enter into this license agreement we agreed to pay, in January 2007, 18 million Euro (approximately $23.4 million) to Van Cleef & Arpels Logistics SA in a lump sum, up front royalty payment, and we agreed to purchase existing inventory held by YSL Beauté, the current licensee. The license agreement became effective on January 1, 2007.

QUIKSILVER: In March 2006, we entered into an exclusive worldwide license agreement with Quiksilver, Inc. for the creation, development and distribution of fragrance, suncare, skincare and related products under the Roxy brand and suncare and related products under the Quiksilver brand. Quiksilver, Inc. is one of the world's leading outdoor sports lifestyle company whose products are sold in 90 countries. The agreement runs through 2017.

The Roxy and Quiksilver names are hugely popular in the global youth market and are synonymous with the heritage and culture of surfing, skateboarding and snowboarding. Our goal is to leverage the passion and loyalty of the Roxy and Quiksilver brands as we bring their customers exciting new products. Our plans call for the first new product family under the agreement, a Roxy fragrance family, to be introduced in late 2007, followed by a Quiksilver suncare line.

GAP AND BANANA REPUBLIC: In July 2005, we entered into an exclusive agreement with Gap, Inc. to develop, produce, manufacture and distribute personal care and home fragrance products for Gap and Banana Republic brand names to be sold in Gap and Banana Republic retail stores in the United States and Canada. In March 2006, the agreement was amended to include Gap Outlet and Banana Republic Factory Stores in the United States and Canada.

The Banana Republic Discover Collection, a family of five fragrances was launched at Banana Republic's North American stores in September 2006. The collection consists of three scents for women and two for men, each named after a luxurious, natural material that is both emotional and authentic. In addition, bath and body products as well as home fragrance products were created to complement the fragrance selection. A separate family of fragrance and personal care products is also in the works for Gap's North American stores. That fragrance family is expected to launch in May 2007.

BURBERRY: On October 12, 2004, we entered into a new long-term fragrance license with Burberry. The agreement runs through 2016 plus an option to extend the license by an additional five years subject to mutual agreement. In connection with the new license agreement, we paid to Burberry an upfront non-recoupable license fee of approximately $3.6 million. In September 2006, Burberry agreed to certain modifications to the new long-term fragrance license and we paid to Burberry an additional upfront non-recoupable license fee of approximately $2.5 million.

DISCUSSION OF CRITICAL ACCOUNTING POLICIES

We make estimates and assumptions in the preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ significantly from those estimates under different assumptions and conditions. We believe the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations. These accounting policies generally require our management's most difficult and subjective judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. The following is a brief discussion of the more critical accounting policies that we employ.

REVENUE RECOGNITION: We sell our products to department stores, perfumeries, specialty retailers, mass-market retailers, supermarkets and domestic and international wholesalers and distributors. Sales of such products by our domestic subsidiaries are denominated in U.S. dollars and sales of such products by our foreign subsidiaries are primarily denominated in either Euros or U.S. dollars. Accounts receivable reflect the granting of credit to these customers. We generally grant credit based upon our analysis of the customer's financial position as well as previously established buying patterns. We recognize revenues when merchandise is shipped and the risk of loss passes to the customer. Net sales are comprised of gross revenues less returns, and trade discounts and allowances.

SALES RETURNS: Generally, we do not permit customers to return their unsold products. However, on a case-by-case basis we occasionally allow customer returns. We regularly review and revise, as deemed necessary, our estimate of reserves for future sales returns based primarily upon historic trends and relevant current data. We record estimated reserves for sales returns as a reduction of sales, cost of sales and accounts receivable. Returned products are recorded as inventories and are valued based upon estimated realizable value. The physical condition and marketability of returned products are the major factors we consider in estimating realizable value. Actual returns, as well as estimated realizable values of returned products, may differ significantly, either favorably or unfavorably, from our estimates, if factors such as economic conditions, inventory levels or competitive conditions differ from our expectations.

PROMOTIONAL ALLOWANCES: We have various performance-based arrangements with certain retailers to reimburse them for all or a portion of their promotional activities related to our products. These arrangements primarily allow customers to take deductions against amounts owed to us for product purchases. Estimated accruals for promotions and co-operative advertising programs are recorded in the period in which the related revenue is recognized. We review and revise the estimated accruals for the projected costs for these promotions. Actual costs incurred may differ significantly, either favorably or unfavorably, from estimates if factors such as the level and success of the retailers' programs or other conditions differ from our expectations.

INVENTORIES: Inventories are stated at the lower of cost or market value. Cost is principally determined by the first-in, first-out method. We record adjustments to the cost of inventories based upon our sales forecast and the physical condition of the inventories. These adjustments are estimates, which could vary significantly, either favorably or unfavorably, from actual requirements if future economic conditions or competitive conditions differ from our expectations.

EQUIPMENT AND OTHER LONG-LIVED ASSETS: Equipment, which includes tools and molds, is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of such assets. Changes in circumstances such as technological advances, changes to our business model or changes in our capital spending strategy can result in the actual useful lives differing from our estimates. In those cases where we determine that the useful life of equipment should be shortened, we would depreciate the net book value in excess of the salvage value, over its revised remaining useful life, thereby increasing depreciation expense. Factors such as changes in the planned use of equipment, or market acceptance of products, could result in shortened useful lives.

Long-lived assets, including trademarks, licenses, goodwill and other rights, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. If the sum of the undiscounted cash flows (excluding interest) is less than the carrying value, then we recognize an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset. The estimate of undiscounted cash flow is based upon, among other things, certain assumptions about expected future operating performance. Our estimates of undiscounted cash flow may differ from actual cash flow due to, among other things, economic conditions, changes to our business model or changes in consumer acceptance of our products. In those cases where we determine that the useful life of other long-lived assets should be shortened, we would depreciate the net book value in excess of the salvage value (after testing for impairment as described above), over the revised remaining useful life of such asset thereby increasing amortization expense.

INCOME TAXES: Deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to the difference between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Tax benefits recognized are reduced by a valuation allowance where it is more likely than not that the benefits may not be realized.

RESULTS OF OPERATIONS

NET SALES

(In millions)

					Year Ended December 31
	2006	% Change	2005	% Change	2004
European based product sales	$270.1	13%	$239.2	23%	$194.6
United States based product sales	51.0	49%	34.3	(17%)	41.1
Total net sales	321.1	17%	273.5	16%	236.0


$321.1
$273.5
$236.0
2004 2005 2006
NET SALES

Net sales for the year ended December 31, 2006 increased 17% to $321.1 million. For the year ended December 31, 2005, net sales were up 16%. At comparable foreign currency exchange rates, net sales rose 17% in both 2006 and 2005.

European based prestige product sales, which were up 23% in 2005, grew an additional 13% in 2006. Burberry fragrance performed exceptionally well in 2006 with the launch and roll-out of a fifth major line, Burberry *London*. Burberry fragrance sales reached $182 million, up 10% in local currency. Excluding the discontinued Burberry limited edition *Brit Red* line, brand sales were up 20% in local currency.

In 2006 Lanvin fragrances exceeded targets with sales of $44 million, up 20% in local currency, due to strong gains by the *Eclat d'Arpège* line, which came to market in 2002. Lanvin brand sales were also boosted by the successful fall launch of its new *Rumeur* line. Similarly, Paul Smith sales increased 22% in local currency, with much of the growth coming from our first Paul Smith fragrance, which debuted in 2000 and Paul Smith *Extrême*, which came to market in 2002. In addition, the international launch of the men's Paul Smith *Story* line also contributed to brand sales growth.

Our Lanvin brand license took effect July 1, 2004 and therefore, the year ended December 31, 2005 was the first full year of sales for the brand. For the six months period ended December 31, 2004, net sales of Lanvin products aggregated approximately $10 million. For the year ended December 31, 2005, net sales of Lanvin products aggregated approximately $35 million contributing to the increase in sales for 2005.

Although there were no major new fragrance families launched in 2005 for our most significant brands, 2005 was still a very active year. In early 2005, we introduced new Christian Lacroix and Celine fragrance families. In addition, a flanker fragrance, *Paul Smith London Floral*, and a new Lanvin fragrance, *Arpege Pour Homme* were launched later in the year. Lastly, *Burberry Brit Gold* a limited edition holiday fragrance debuted in time for the holiday season.

With respect to our United States specialty retail and mass-market products, net sales were up 49% in 2006 after falling 17% in 2005. The sales gains in 2006 are primarily the effect of having commenced activities pursuant to our agreement with Gap, Inc. In early 2006, we began shipping Gap, Gap Outlet, Banana Republic and Banana Republic Factory Stores, their existing fragrance and personal care products. In August 2006 we launched the Banana Republic Discover Collection, a family of five fragrances which debuted in Banana Republic's North American stores in September. The collection consists of three scents for women and two for men. Bath and body products as well as home fragrance products were also created to complement the fragrance selection.

Sales of mass market fragrances and fragrance related products have been in a decline for several years. We believe that rising oil and gas prices are a significant cause for declining sales in the dollar store markets, as dollar store customers have less disposable cash. Although we have no plans to discontinue sales to this market, we have been and continue to consolidate our product offerings.

Looking towards 2007, a family of fragrance and personal care products is in the works for Gap Inc.'s North American stores. That family is expected to launch in May 2007. With respect to our European prestige business, our first fragrance family under the Roxy brand is scheduled for introduction in the fall of 2007. New fragrance families for women under the Paul Smith, S.T. Dupont and Christian Lacroix brands are also in the launch pipeline and finally, we are very excited about the prospects for the Van Cleef & Arpels fragrance brand which we took over on January 1, 2007. The integration of the brand is now underway and in 2008, we plan to launch a new Van Cleef & Arpels fragrance family.

GROSS MARGINS

(In millions)

	Year Ended December 31		
	2006	2005	2004
Net sales	$321.1	$273.5	$236.0
Cost of sales	143.9	115.8	114.0
Gross margin	177.2	157.7	122.0
Gross margin as a percent of net sales	55%	58%	52%

Gross profit margins were 55% in 2006, 58% in 2005 and 52% in 2004. Although gross margins from individual product families have remained consistent, sales of products from our European based prestige fragrances have always generated significantly higher gross profit margins than sales of our United States based specialty retail and mass-market products. Therefore fluctuations in sales product mix between our European operations and our United States operations is the primary factor influencing gross margin fluctuations. In 2006, sales from United States operations grew 49% while sales from European operations grew 13% resulting in a 3% decline in gross margin.

For 2005, the gross margin improvement over 2004 is attributable to sales of products from our European based prestige fragrance lines. In anticipation of the new terms of the Burberry license, and to mitigate the associated expenses, we have fine-tuned our operating model. This new model included increased selling prices to distributors, modified cost sharing arrangements with suppliers and distributors, and calls for the future formation of joint ventures or company-owned subsidiaries within key markets to handle future distribution. We increased our selling prices to distributors and modified our cost sharing arrangements with them in late 2004 and early 2005. The effect of these changes is the primary reason for our improved gross margin in 2005. The formation of joint ventures or company-owned subsidiaries within key markets is in our plans for 2007.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE

(In millions)

	Year Ended December 31		
	2006	2005	2004
Selling, general & administrative	$141.1	$126.4	$89.5
Selling, general & administrative as a percent of net sales	44%	46%	38%

Selling, general and administrative expense increased 12% for the year ended December 31, 2006, as compared to 2005 and 41% for the year ended December 31, 2005, as compared to 2004. As a percentage of sales selling, general and administrative expense was 44%, 46% and 38% for the years ended December 31, 2006, 2005 and 2004, respectively.

The increase in selling, general and administrative expenses as a percentage of sales for 2005 as compared to 2004, was primarily the result of increased royalties and increased advertising expenditure requirements under our new license with Burberry. Such increased requirements are reflected in both the 2006 and 2005 periods. Overall higher promotional costs were incurred in 2006 in connection with the Burberry London Women's fragrance launch. Promotion and advertising included in selling, general and administrative expenses aggregated $46.5 million, $40.8 million and $21.8 million for the years ended December 31, 2006, 2005 and 2004, respectively. Royalty expense, included in selling, general, and administrative expenses, aggregated $31.4 million, $27.1 million and $20.9 million for the years ended December 31, 2006, 2005 and 2004, respectively.

In connection with our agreement with Gap, Inc., we continue to incur staff, product development and other start-up expenses, including those of third-party design and marketing firms. For 2006 and 2005, such expenses aggregated approximately $7.0 million and $2.0 million, respectively and are included in selling, general, and administrative.

As a result of the details discussed above with respect to gross margin and selling, general and administrative expenses, operating margins aggregated 11.3%, 11.5% and 13.8% for the years ended December 31, 2006, 2005 and 2004, respectively.

Interest expense aggregated $1.8 million, $1.0 million and $0.8 million for the years ended December 31, 2006, 2005 and 2004, respectively. We use the credit lines available to us, as needed, to finance our working capital needs as well as financing needs for acquisitions. In addition, in July 2004, Inter Parfums, S.A. entered into a 16 million Euro (approximately $21 million), five-year credit agreement.

Foreign currency gains or (losses) aggregated $0.2 million, ($0.3) million and ($0.4) million for the years ended December 31, 2006, 2005 and 2004, respectively. We enter into foreign currency forward exchange contracts to manage exposure related to certain foreign currency commitments.

Our effective income tax rate was 35.6%, 35.1% and 36.5% for the years ended December 31, 2006, 2005 and 2004, respectively. Our effective tax rates differ from statutory rates due to the effect of state and local taxes and tax rates in foreign jurisdictions which are slightly higher than those in the United States. In 2006, a valuation allowance of $0.8 million has been provided against certain foreign net operating loss carryforwards, as future profitable operations from certain foreign subsidiaries might not be sufficient to realize the full amount of net operating loss carryforwards available. No significant changes in tax rates were experienced nor were any expected in jurisdictions where we operate.

Net income increased 16% to $17.7 million in 2006 after declining 3% to $15.3 million in 2005. As stated above, in 2005 we incurred increased selling, general and administrative expenses, which was the result of increased royalties and increased advertising expenditure requirements under our new license with Burberry. These increased expenses were partially mitigated by improvements in our gross margin. In 2006, we were able to leverage expenses while increasing sales within our European operations and our United States operations began to see a turnaround in its business.

Diluted earnings per share aggregated $0.86, $0.75 and $0.77 in 2006, 2005 and 2004, respectively. Weighted average shares outstanding aggregated 20.3 million, 20.1 million and 19.2 million for the years ended December 31, 2006, 2005 and 2004, respectively. On a diluted basis, average shares outstanding were 20.6 million, 20.5 million and 20.5 million for the years ended December 31, 2006, 2005 and 2004, respectively.


$130
$131
$139
2004 2005 2006
WORKING CAPITAL

LIQUIDITY AND CAPITAL RESOURCES

Our financial position remains strong. At December 31, 2006, working capital aggregated $139 million and we had a working capital ratio in excess of 2 to 1. Cash and cash equivalents and short-term investments aggregated $71 million.

In September 2006, we entered into an exclusive, worldwide license agreement with Van Cleef & Arpels Logistics SA, for the creation, development and distribution of fragrance and related bath and body products under the Van Cleef & Arpels brand and related trademarks. The agreement runs through December 31, 2018. As an inducement to enter into this license agreement, we agreed to pay 18 million Euro (approximately $23.4 million) to Van Cleef & Arpels Logistics SA in a lump sum, up front royalty payment and we agreed to purchase existing inventory of approximately $2.1 million held by YSL Beauté, the current licensee. The liability for the 18 million Euro up front payment was financed in 2007 and is included in accrued expenses on the accompanying balance sheet as of December 31, 2006. The license agreement became effective on January 1, 2007.

In April 2004, Inter Parfums, S.A. acquired a 67.5% interest in Nickel for approximately $4.5 million, net of cash acquired. In accordance with the purchase agreement, each of the minority stockholders has an option to put their remaining interest in Nickel to Inter Parfums, S.A. from January 2007 through June 2007. Based on an independent valuation, management has valued the put options as of the date of acquisition. These options are carried at fair value as determined by management.

The purchase price to be paid for the minority shares, approximately $4.6 million, is based upon a formula applied to Nickel's sales for the year ending December 31, 2006 pro rated for the minority holders' equity in Nickel. In addition, we have the right to call the stock based on the same formula and price. As of the date of this report, no determination has been made as to whether or not the put option or the call option will be exercised.

Cash provided by (used in) operating activities aggregated $13.4 million, $30.4 million and ($4.4 million) for the years ended December 31, 2006, 2005 and 2004, respectively. A significant inventory build up during the fourth quarter of 2003 was the most significant factor affecting our cash flow from operating activities in 2004 as our vendors were paid in accordance with their terms. Changes in accounts payable and accrued expenses used cash of $21.8 million in 2004. In addition, cash used in operating activities for 2004 reflects an increase in accounts receivable of $7.0 million which is reasonable considering the company's sales growth of 27% for the year ended December 31, 2004.

For 2005, cash provided by operating activities reflects an increase in accounts receivable of $17.7 million. This increase, which represented a 23% increase from the December 31, 2004 accounts receivable balance, is reasonable considering the company's sales growth of 16% for the year ended December 31, 2005.

In 2006 cash provided by operating activities shows that inventories increased 33% from December 31, 2005. Inventories were at an unusually low level as of December 31, 2005 as no major new product launches were on the calendar. Our 2006 new prestige product calendar was very ambitious, with launches of new fragrance families for our three largest prestige brands. In addition, an inventory buildup was required for new products created for the launch in Banana Republic North American stores as well as the transitioning of component sourcing and production of Gap, Inc.'s existing fragrance and personal care products to suppliers and contract fillers of the Company.

Cash provided by operating activities in 2006 also shows that accounts receivable increased 22% from the December 31, 2005 balance which is reasonable considering that sales were up 17% for the year and 37% for the fourth quarter alone.

Cash flows used in investing activities in 2006, reflect net proceeds from the sale of short-term investments of $4.6 million, approximately $5.0 million in payments for intangible assets and approximately $3.5 million in capital expenditures. Our business is not capital intensive as we do not own any manufacturing facilities. We typically spend between $2.0 and $3.0 million per year on tools and molds, depending on our new product development calendar. The balance of capital expenditures is for office fixtures, computer equipment and industrial equipment needed at our distribution centers. Capital expenditures in 2007 are expected to be in the range of $2.5 million to $3.5 million, considering our 2007 launch schedule and the ongoing renovation of our United States corporate offices. Cash flows from investing activities also reflect the sale of the Molyneux trademark in June 2006. Such sale brought in proceeds of $1.1 million and resulted in a loss of $0.2 million.

In December 2006, our board of directors authorized an increase of our cash dividend from $0.16 to $0.20 per share, aggregating approximately $4.1 million per annum, payable $.05 per share on a quarterly basis. Our first cash dividend of $.05 per share is to be paid on April 13, 2007 to shareholders of record on March 30, 2007. Dividends paid, including dividends paid once per year to minority stockholders of Inter Parfums, S.A., aggregated $4.5 million, $4.1 million and $2.9 million for the years ended December 31, 2006, 2005 and 2004, respectively. The cash dividends paid in 2006 represented a small part of our cash position and the increased dividend for 2007 is not expected to have any significant impact on our financial position.

Our short-term financing requirements are expected to be met by available cash and short-term investments on hand at December 31, 2006, cash generated by operations and short-term credit lines provided by domestic and foreign banks. The principal credit facilities for 2007 consist of a $12.0 million unsecured revolving line of credit provided by a domestic commercial bank and approximately $45.0 million in credit lines provided by a consortium of international financial institutions. Actual borrowings under these facilities have been minimal as we typically use our working capital to finance all of our cash needs.

We believe that funds generated from operations, supplemented by our present cash position and available credit facilities, will provide us with sufficient resources to meet all present and reasonably foreseeable future operating needs.

Inflation rates in the U.S. and foreign countries in which we operate did not have a significant impact on operating results for the year ended December 31, 2006.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

GENERAL: We address certain financial exposures through a controlled program of risk management that primarily consists of the use of derivative financial instruments. We primarily enter into foreign currency forward exchange contracts in order to reduce the effects of fluctuating foreign currency exchange rates. We do not engage in the trading of foreign currency forward exchange contracts or interest rate swaps.

FOREIGN EXCHANGE RISK MANAGEMENT: We periodically enter into foreign currency forward exchange contracts to hedge exposure related to receivables denominated in a foreign currency and to manage risks related to future sales expected to be denominated in a foreign currency. We enter into these exchange contracts for periods consistent with our identified exposures. The purpose of the hedging activities is to minimize the effect of foreign exchange rate movements on the receivables and cash flows of Inter Parfums, S.A., our French subsidiary, whose functional currency is the Euro. All foreign currency contracts are denominated in currencies of major industrial countries and are with large financial institutions, which are rated as strong investment grade.

All derivative instruments are required to be reflected as either assets or liabilities in the balance sheet measured at fair value. Generally, increases or decreases in fair value of derivative instruments will be recognized as gains or losses in earnings in the period of change. If the derivative is designated and qualifies as a cash flow hedge, then the changes in fair value of the derivative instrument will be recorded in other comprehensive income.

Before entering into a derivative transaction for hedging purposes, we determine that the change in the value of the derivative will effectively offset the change in the fair value of the hedged item from a movement in foreign currency rates. Then, we measure the effectiveness of each hedge throughout the hedged period. Any hedge ineffectiveness is recognized in the income statement.

We believe that our risk of loss as the result of nonperformance by any of such financial institutions is remote and in any event would not be material. The contracts have varying maturities with none exceeding one year. Costs associated with entering into such contracts have not been material to our financial results. At December 31, 2006, we had foreign currency contracts at Inter Parfums, S.A. in the form of forward exchange contracts in the amount of approximately U.S. $50.6 million and GB Pounds 3.1 million.

INTEREST RATE RISK MANAGEMENT: We mitigate interest rate risk by continually monitoring interest rates, and then determining whether fixed interest rates should be swapped for floating rate debt, or if floating rate debt should be swapped for fixed rate debt. We have entered into one (1) interest rate swap to reduce exposure to rising variable interest rates, by effectively exchanging the variable interest rate of 0.6% above the three month EURIBOR rate on our long-term to a variable rate based on the 12 month EURIBOR rate with a floor of 3.25% and a ceiling of 3.85%. This derivative instrument is recorded at fair value and changes in fair value are reflected in the results of operation.

CONTRACTUAL OBLIGATIONS

The following table sets for a schedule of our contractual obligations over the periods indicated in the table, as well as our total contractual obligations *(In thousands).*

Contractual Obligations	Total	Less than 1 year	Years 2-3	Years 4-5	More than 5 years
Long-term debt	$10,769	$4,214	$6,555	–	–
Captial lease obligations	–	–	–	–	–
Operating leases	31,724	5,983	12,384	$10,597	$2,760
Purchase obligations	–	–	–	–	–
Other long-term liabilities reflected on the registrant's balance sheet under GAAP	–	–	–	–	–
Minimum royalty obligations	371,104	32,196	68,179	69,693	201,036
Total	$413,597	$42,393	$87,118	$80,290	$203,796

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Inter Parfums, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting for the company. With the participation of the Chief Executive Officer and the Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in *Internal Control – Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2006.

Our independent auditor, Mazars LLP, a registered public accounting firm, has issued its report on its audit of our management's assessment of our internal control over financial reporting. This report appears on the following page.



Jean Madar
Chief Executive Officer,
Chairman of the
Board of Directors



Russell Greenberg
Executive Vice President
and Chief Financial Officer


Paul Smith
A NEW FRAGRANCE FOR MEN AND WOMEN

Paul Smith London 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Board of Directors and Shareholders
Inter Parfums, Inc.
New York, New York

We have audited management's assessment, included in the accompanying "Management's Annual Report on Internal Control over Financial Reporting", that Inter Parfums, Inc. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Inter Parfums, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of the changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Inter Parfums, Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also in our opinion, Inter Parfums, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Inter Parfums, Inc. as of December 31, 2006 and 2005 and the related consolidated statements of income, changes in shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2006 and our report dated March 16, 2007 expressed an unqualified opinion thereon.



New York, New York
March 16, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Inter Parfums, Inc.
New York, New York

We have audited the accompanying consolidated balance sheets of Inter Parfums, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Inter Parfums, Inc. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

As discussed in Note 10 (b) of the notes to the consolidated financial statements, the company adopted the provisions of Statement of Financial Accounting Standards No. 123 (Revised 2004), "Share-based Payments", applying the modified prospective method at the beginning of the year ended December 31, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Inter Parfums, Inc.'s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 16, 2007 expressed an unqualified opinion thereon.



New York, New York
March 16, 2007

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	2006	2005
ASSETS		
Current assets:		
Cash and cash equivalents	$58,247	$42,132
Short-term investments	12,800	17,400
Accounts receivable, net	110,251	82,231
Inventories	69,537	48,631
Receivables, other	2,481	2,119
Other current assets	6,137	4,213
Income tax receivable	370	104
Deferred tax assets	2,494	3,011
Total current assets	262,317	199,841
Equipment and leasehold improvements, net	6,806	4,600
Trademarks, licenses and other intangible assets, net	58,342	31,371
Goodwill	4,978	4,476
Other assets	602	622
Total assets	$333,045	$240,910
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Loans payable – banks	$6,033	$989
Current portion of long-term debt	4,214	3,775
Accounts payable - trade	58,748	40,359
Accrued expenses	52,637	21,555
Income taxes payable	1,325	1,269
Dividends payable	813	810
Total current liabilities	123,770	68,757
Deferred tax liability	2,111	1,783
Long-term debt, less current portion	6,555	9,437
Put option	1,262	743
Minority interest	44,075	32,463
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, $0.001 par value. Authorized 1,000,000 shares; none issued		
Common stock, $0.001 par value. Authorized 100,000,000 shares; outstanding 20,434,792 and 20,252,310 shares, at December 31, 2006 and 2005, respectively	20	20
Additional paid-in capital	38,096	36,640
Retained earnings	127,834	112,802
Accumulated other comprehensive income	15,170	3,574
Treasury stock, at cost, 6,247,886 and 6,302,768 common shares at December 31, 2006 and 2005, respectively	(25,848)	(25,309)
Total shareholders' equity	155,272	127,727
Total liabilities and shareholders' equity	$333,045	$240,910

(See accompanying notes to consolidated financial statements.)

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except share and per share data)

	2006	2005	2004
Net sales	$321,054	$273,533	$236,047
Cost of sales	143,855	115,827	113,988
Gross margin	177,199	157,706	122,059
Selling, general, and administrative	141,074	126,353	89,516
Income from operations	36,125	31,353	32,543
Other expenses (income)			
Interest expense	1,797	970	798
(Gain) loss on foreign currency	(172)	296	360
Interest and dividend income	(2,303)	(1,194)	(782)
(Gain) loss on subsidiary's issuance of stock	(332)	(443)	529
	(1,010)	(371)	905
Income before income taxes and minority interest	37,135	31,724	31,638
Income taxes	13,201	11,133	11,542
Income before minority interest	23,934	20,591	20,096
Minority interest in net income of consolidated subsidiary	6,192	5,328	4,393
Net income	$17,742	$15,263	$15,703
Net income per share:			
Basic	$0.87	$0.76	$0.82
Diluted	$0.86	$0.75	$0.77
Weighted average number of shares outstanding:			
Basic	20,324,309	20,078,424	19,204,768
Diluted	20,568,492	20,486,583	20,494,038

(See accompanying notes to consolidated financial statements.)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
AND COMPREHENSIVE INCOME
(In thousands, except share and per share data)

	Common Stock		Additional Paid - In
	Shares	Amount	Capital
Balance – January 1, 2004	19,164,186	$19	$34,363
Comprehensive income			
Net income	–	–	–
Foreign currency translation adjustments	–	–	–
Change in fair value of derivatives	–	–	–
Total comprehensive income			
Dividends	–	–	–
Shares issued upon exercise of stock options (including income tax benefit of $900)	262,663	–	1,175
Shares received as proceeds of option exercises	(46,932)	–	–
Balance – December 31, 2004	19,379,917	19	35,538
Comprehensive income			
Net income	–	–	–
Foreign currency translation adjustments	–	–	–
Change in fair value of derivatives	–	–	–
Total comprehensive income			
Dividends	–	–	–
Shares issued upon exercise of stock options	1,048,850	1	(585)
Issuance of warrants	–	–	1,687
Shares received as proceeds of option exercises	(176,457)	–	–
Balance – December 31, 2005	20,252,310	20	36,640
Comprehensive income			
Net income	–	–	–
Foreign currency translation adjustments	–	–	–
Change in fair value of derivatives	–	–	–
Total comprehensive income			
Dividends	–	–	–
Shares issued upon exercise of stock options	227,600	–	1,380
Stock compensation	–	–	76
Shares received as proceeds of option exercises	(45,118)	–	–
Balance – December 31, 2006	20,434,792	$20	$38,096

[1] Includes approximately $15,043 relating to foreign currency translation adjustments

(See accompanying notes to consolidated financial statements.)

Retained Earnings	Comprehensive Income	Accumulated Other Comprehensive Income	Treasury Stock Shares	Treasury Stock Amount	Total
$87,376		$9,404	7,180,579	$(26,246)	$104,916
15,703	$15,703	–	–	–	15,703
–	6,919	6,919	–	–	6,919
–	108	108	–	–	108
	$22,730				
(2,307)		–	–	–	(2,307)
–		–	(163,000)	596	1,771
–		–	46,932	(601)	(601)
100,772		16,431	7,064,511	(26,251)	126,509
15,263	$15,263	–	–	–	15,263
–	(12,720)	(12,720)	–	–	(12,720)
–	(137)	(137)	–	–	(137)
	$2,406				
(3,233)		–	–	–	(3,233)
–		–	(938,200)	3,490	2,906
–		–	–	–	1,687
–		–	176,457	(2,548)	(2,548)
112,802		3,574	6,302,768	(25,309)	127,727
17,742	$17,742	–	–	–	17,742
–	11,527	11,527	–	–	11,527
–	69	69	–	–	69
	$29,338				
(3,259)		–	–	–	(3,259)
–		–	(100,000)	402	1,782
549		–	–	–	625
–		–	45,118	(941)	(941)
$127,834		$15,170[1]	6,247,886	$(25,848)	$155,272

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except share and per share data)

	2006	2005	2004
Cash flows from operating activities			
Net income	$17,742	$15,263	$15,703
Adjustments to reconcile net income to net cash			
provided by (used in) operating activities:			
Depreciation and amortization	5,347	4,513	3,988
Provision for doubtful accounts	118	585	1,191
Noncash stock compensation	625	-	-
Minority interest in net income of consolidated subsidiary	6,192	5,328	4,393
Deferred tax provision (benefit)	843	(1,410)	155
Change in fair value of put options	412	19	(174)
(Gain) loss on subsidiary's issuance of stock	(332)	(443)	529
(Gain) loss on sale of trademark	245	(150)	-
Changes in:			
Accounts receivable	(18,714)	(17,653)	(6,974)
Inventories	(16,053)	5,819	(1,703)
Other assets	(1,342)	(3,453)	(10)
Accounts payable and accrued expenses	18,677	22,443	(21,835)
Income taxes payable, net	(393)	(481)	354
Net cash provided by (used in) operating activities	13,367	30,380	(4,383)
Cash flows from investing activities			
Purchases of short-term investments	(6,700)	(2,300)	(14,800)
Proceeds from sale of short-term investments	11,300	2,500	14,500
Purchase of equipment and leasehold improvements	(3,452)	(2,429)	(3,254)
Payment for intangible assets acquired	(5,042)	(465)	(24,465)
Acquisition of businesses, net of cash acquired	-	-	(4,481)
Proceeds from sale of trademark	1,131	185	-
Net cash used in investing activities	(2,763)	(2,509)	(32,500)
Cash flows from financing activities			
Increase in loans payable – banks	4,974	359	182
Proceeds from long-term debt	-	-	19,925
Repayment of long-term debt	(4,019)	(3,979)	(1,992)
Proceeds from sale of stock of subsidiary	2,830	2,424	1,622
Purchase of treasury stock	(164)	(150)	(184)
Proceeds from exercise of options	1,004	507	455
Dividends paid	(3,251)	(3,005)	(2,109)
Dividends paid to minority interest	(1,218)	(1,106)	(776)
Net cash provided by (used in) financing activities	156	(4,950)	17,123
Effect of exchange rate changes on cash	5,355	(4,161)	1,474
Net increase (decrease) in cash and cash equivalents	16,115	18,760	(18,286)
Cash and cash equivalents – beginning of year	42,132	23,372	41,658
Cash and cash equivalents – end of year	$58,247	$42,132	$23,372
Supplemental disclosures of cash flow information:			
Cash paid for:			
Interest	1,586	593	495
Income taxes	13,227	12,593	11,535

(See accompanying notes to consolidated financial statements.)

(in thousands except share and per share data)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 The Company and it's Significant Accounting Policies

(A) BUSINESS OF THE COMPANY:
Inter Parfums, Inc. and its subsidiaries ("the Company") are in the fragrance business, and manufacture and distribute a wide array of fragrances and fragrance related products.

Substantially all of our prestige fragrance brands are licensed from unaffiliated third parties and our business is dependent upon the continuation and renewal of such licenses. Revenues generated from one such license represented 57%, 60% and 62% of net sales in 2006, 2005 and 2004, respectively.

(B) BASIS OF PREPARATION:
The consolidated financial statements include the accounts of the Company, including majority owned Inter Parfums, S.A. ("IPSA"), a subsidiary whose stock is publicly traded in France. All material intercompany balances and transactions have been eliminated.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(C) FOREIGN CURRENCY TRANSLATION:
For foreign subsidiaries with operations denominated in a foreign currency, assets and liabilities are translated to U.S. dollars at year end exchange rates. Income and expense items are translated at average rates of exchange prevailing during the year. Gains and losses from translation adjustments are accumulated in a separate component of shareholders' equity.

(D) CASH AND CASH EQUIVALENTS:
All highly liquid investments purchased with a maturity of three months or less are considered to be cash equivalents.

(E) SHORT-TERM INVESTMENTS:
Short-term investments consist of available for sale auction rate securities which are comprised of preferred stock and municipal bonds. These securities have characteristics similar to short-term investments because at predetermined intervals, generally within 28 to 49 days of the purchase, there is a new auction process. Short-term investments are stated at fair market value which is equal to cost. No realized or unrealized gains or losses have been incurred in connection with our investments in these securities.

(F) FINANCIAL INSTRUMENTS:
The carrying amount of cash and cash equivalents, short-term investments, accounts receivable, other receivables, accounts payable and accrued expenses approximates fair value due to the short terms to maturity of these instruments. The carrying amount of loans payable approximates fair value as the interest rates on the Company's indebtedness approximate current market rates. The fair value of the Company's long-term debt was estimated based on the current rates offered to the Company for debts with the same remaining maturities and is the same as the carrying amount.

All derivative instruments are reported as either assets or liabilities on the balance sheet measured at fair value. Generally, increases or decreases in the fair value of derivative instruments will be recognized as gains or losses in earnings in the period of change. If the derivative instrument is designated and qualifies as a cash flow hedge, the changes in fair value of the derivative instrument will be recorded as a separate component of shareholders' equity until the forecasted sale is recorded or when the hedge is determined to be ineffective.

The Company occasionally enters into foreign currency forward exchange contracts to hedge exposure related to receivables denominated in a foreign currency and to manage risks related to future sales expected to be denominated in a foreign currency. Before entering into a derivative transaction for hedging purposes, it is determined that a high degree of initial effectiveness exists between the change in value of the hedged item and the change in the value of the derivative instrument from movement in exchange rates. High effectiveness means that the change in the value of the derivative instrument will effectively offset the change in the fair value of the hedged item. The effectiveness of each hedged item is measured throughout the hedged period. Any hedge ineffectiveness as defined by SFAS No. 133 is recognized as a gain or loss on foreign currency in the income statement. At December 31, 2006, the Company's subsidiary had foreign currency contracts in the form of forward exchange contracts in the amount of approximately U.S. $50.6 million and GB pounds 3.1 million, which have maturities of less than a year.

(G) INVENTORIES:
Inventories are stated at the lower of cost (first in, first out) or market.

(H) EQUIPMENT AND LEASEHOLD IMPROVMENTS:
Equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight line method over the estimated useful asset lives for equipment, which range between three and ten years and the shorter of the lease term or estimated useful asset lives for leasehold improvements.

(I) GOODWILL AND OTHER INTANGIBLE ASSETS:
The Company reviews goodwill and trademarks with indefinite lives for impairment at least annually, and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The goodwill primarily relates to the Company's European operations. The cost of licenses and other intangible assets with finite lives is being amortized by the straight line method over the term of the respective license (ranging from ten to fifteen years) or the intangible assets (ranging from three to four years) estimated useful life. The Company reviews intangible assets with finite lives for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Changes in goodwill from one period to another is solely the result of changes in foreign currency exchange rates.

(J) REVENUE RECOGNITION:
Revenue is recognized when merchandise is shipped and the risk of loss passes to the customer. The Company, at its discretion, permits limited returns of merchandise and establishes allowances for estimated returns based upon historic trends and relevant current data. The Company does not bill its customer's freight and handling charges. All shipping and handling costs, which aggregated $5.5 million, $4.2 million and $4.0 million in 2006, 2005 and 2004, respectively, are included in selling, general and administrative expense in the consolidated statements of income. One customer represented 15%, 14% and 10% of consolidated net sales in 2006, 2005 and 2004, respectively.

(K) ISSUANCE OF COMMON STOCK BY CONSOLIDATED SUBSIDIARY:
The difference between the Company's share of the proceeds received by the subsidiary and the carrying amount of the portion of the Company's investment deemed sold, is reflected as a gain or loss in the consolidated statements of income.

(L) EARNINGS PER SHARE:
Basic earnings per share is computed using the weighted average number of shares outstanding during each year. Diluted earnings per share is computed using the weighted average number of shares outstanding during each year, plus the incremental shares outstanding assuming the exercise of dilutive stock options and warrants using the treasury stock method.

The following table sets forth the computation of basic and diluted earnings per share:

	Year Ended December 31		
	2006	2005	2004
Numerator:			
Net income	$17,742	$15,263	$15,703
Denominator:			
Weighted average shares	20,324,309	20,078,424	19,204,768
Effect of dilutive securities stock options and warrants	244,183	408,159	1,289,270
Denominator for diluted earnings per share	20,568,492	20,486,583	20,494,038

Not included in the above computations is the effect of antidilutive potential common shares which consist of outstanding options to purchase 216,000, 262,000, and 116,000 shares of common stock for 2006, 2005, and 2004, respectively, and outstanding warrants to purchase 100,000 shares of common stock for 2006 and 2005.

(M) ADVERTISING AND PROMOTION:
Costs associated with advertising are expensed when incurred. Advertising and promotional expenses, which primarily include print media and promotional expenses, included in selling, general and administrative expense were $46.5 million, $40.8 million and $21.8 million for 2006, 2005 and 2004, respectively. These amounts do not include expenses relating to purchase with purchase and gift with purchase promotions that are reflected in cost of sales aggregating $20.6 million, $15.3 million and $19.1 million in 2006, 2005 and 2004, respectively.

The Company also has various arrangements with customers pursuant to its trade terms to reimburse them for a portion of their advertising or promotional costs, which provide advertising and promotional benefits to the Company. The costs that the Company incurs for shelf replacement costs and slotting fees are expensed as incurred and are netted against revenues on the Company's consolidated statement of income.

(in thousands except share and per share data)

(N) ACCOUNTS RECEIVABLE:
Accounts receivable represent payments due to the Company for previously recognized net sales, reduced by an allowance for doubtful accounts or balances which are estimated to be uncollectible aggregating $2.2 million and $2.3 million as of December 31, 2006 and 2005, respectively. Accounts receivable balances are recorded against the allowance for doubtful accounts when they are deemed uncollectible. Recoveries of accounts receivable previously recorded against the allowance are recorded in the consolidated statement of income when received.

(O) INCOME TAXES:
The Company accounts for income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes". Deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to the difference between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Tax benefits recognized must be reduced by a valuation allowance where it is more likely than not that the benefits may not be realized.

(P) RECENT ACCOUNTING PRONOUNCEMENTS:
In February 2007, the Financial Accounting Standards Board ("FASB") issued SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement 115." SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact that the adoption of SFAS 159 will have on our consolidated financial statements.

In September 2006, FASB issued SFAS 157, "Fair Value Measurements" ("SFAS 157"). While the statement does not expand the use of fair value in any new circumstances it defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company does not believe that the adoption of SFAS 157 will have a material impact on the Company's consolidated financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides guidance on how prior year misstatements should be taken into consideration when quantifying misstatements in current year financial statements for purposes of determining whether the current year's financial statements are materially misstated. SAB 108 is effective for fiscal years ending on or after November 15, 2006. The adoption by the Company of SAB 108 did not have a material impact on the Company's consolidated financial statements.

In September 2006, the FASB issued SFAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS 158"). Among other items, SFAS 158 requires recognition of the overfunded or underfunded status of an entity's defined benefit postretirement plan as an asset or liability in the financial statements, requires the measurement of defined benefit postretirement plan assets and obligations as of the end of the employer's fiscal year and requires recognition of the funded status of defined benefit postretirement plans in other comprehensive income. SFAS 158 is effective for fiscal years ending after December 15, 2006. The adoption by the Company of SFAS 158 did not have a material impact on the Company's consolidated financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB No. 109 ("FIN 48"), which prescribes accounting for and disclosure of uncertainty in tax positions. This interpretation defines the criteria that must be met for the benefits of a tax position to be recognized in the financial statements and the measurement of tax benefits recognized. The provisions of FIN 48 are effective as of the beginning of the Company's 2007 fiscal year, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company does not believe that the adoption of FIN 48 will have a material impact on the Company's consolidated financial statements.

In March 2006, the FASB released Statement of Financial Accounting Standards ("SFAS") 156, Accounting for Servicing of Financial Assets ("SFAS 156"), to simplify accounting for separately recognized servicing assets and servicing liabilities. SFAS 156 amends SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS 156 permits an entity to choose either the amortization method or the fair value measurement method for measuring each class of separately recognized servicing assets and servicing liabilities after they have been initially measured at fair value. SFAS 156 applies to all separately recognized servicing assets and liabilities acquired or issued after the beginning of an entity's fiscal year that begins after September 15, 2006. SFAS 156 will be effective for the Company as of January 1, 2007. The Company does not believe the adoption of SFAS 156 will have a material impact on the Company's consolidated financial statements.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections," ("SFAS No. 154") which establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. The statement provides guidance for determining whether retrospective application of a change in accounting principle is impracticable. The statement also addresses the reporting of a correction of an error by restating previously issued financial statements. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption by the Company of SFAS 154 did not have any impact on the Company's consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment" (SFAS No. 123(R)). This statement replaces SFAS No. 123 and supersedes APB 25. SFAS 123(R) requires all stock-based compensation to be recognized as an expense in the financial statements and that such cost be measured according to the fair value of the award. SFAS 123(R) became effective in the first quarter of 2006 (see note (10) (b)).

(Q) RECLASSIFICATIONS:
Certain prior year amounts in the accompanying consolidated balance sheet have been reclassified to conform to current year presentation.

Note 2 Material Definitive Agreements

(A) In September 2006, IPSA entered into an exclusive, worldwide license agreement with Van Cleef & Arpels Logistics SA, for the creation, development and distribution of fragrance and related bath and body products under the Van Cleef & Arpels brand and related trademarks. The agreement runs through December 31, 2018. Our rights under such license agreement are subject to certain minimum advertising expenditures and royalty payments as are customary in our industry. As an inducement to enter into this license agreement, we agreed to pay, in January 2007, 18 million Euro (approximately $23.4 million) to Van Cleef & Arpels Logistics SA in a lump sum, up front royalty payment and we agreed to purchase existing inventory of approximately $2.1 million held by YSL Beauté, the current licensee. The asset is included trademarks and the liability for the 18 million up front payment is included in accrued expenses on the accompanying balance sheet as of December 31, 2006. The license agreement became effective on January 1, 2007.

(B) In March 2006, IPSA entered into an exclusive worldwide license agreement with Quiksilver, Inc. for the creation, development and distribution of fragrance, suncare, skincare and related products under the Roxy brand and suncare and related products under the Quiksilver brand. The agreement, which runs through 2017, requires advertising expenditures and royalty payments as are customary in our industry.

(C) In July 2005, we entered into an exclusive agreement with The Gap, Inc. ("Gap") to develop, produce, manufacture and distribute personal care and home fragrance products for Gap and Banana Republic brand names to be sold in Gap and Banana Republic retail stores in the United States and Canada. On March 2, 2006, the agreement was amended to include Gap Outlet and Banana Republic Factory Stores in the United States and Canada.

The initial term of this agreement expires on August 31, 2009, and the agreement includes an additional two-year optional term that expires on August 31, 2011, as well as a further additional two-year term that expires August 31, 2013, in each case if certain retail sales targets are met or if Gap chooses to extend the term. In addition, if the agreement is extended for the first optional term, then Gap has the right to terminate our rights under the agreement before the end of that first optional term if Gap pays to us an amount specified in a formula, with such right to be exercised during the period beginning on September 1, 2010 and expiring on August 31, 2011.

As an inducement to enter into this agreement, in July 2005 we granted warrants to purchase 100,000 shares of our common stock to Gap exercisable for five years at $25.195, 125% of the market price on the date of grant, and have agreed to register with the Securities and Exchange Commission the shares purchasable thereunder for resale after January 1, 2007. In addition, we agreed to grant up to three (3) additional warrants to Gap. The first additional warrant was granted in September 2006 for 100,000 shares of our common stock at

(in thousands except share and per share data)

$17.194, the market price on the date of grant. In addition, if the term of our agreement with Gap is extended as discussed above, we will grant to Gap two additional warrants. Each such warrant would be exercisable for 50,000 shares of our common stock at 100% of the market price on the date of grant. The fair market value of the 100,000 warrants granted in July 2005 and the 100,000 warrants granted in September 2006 aggregated approximately $1.7 million, has been capitalized as an intangible asset and is being amortized over the initial term of the agreement.

(D) In October 2004, IPSA entered into a new long-term fragrance license with Burberry. The agreement runs through 2016 plus an option to extend the license an additional five years subject to mutual agreement. In connection with the new license agreement, IPSA paid to Burberry an upfront non-recoupable license fee of approximately $3.6 million. In September 2006, IPSA and Burberry agreed to certain modifications to the new long-term fragrance license and IPSA paid to Burberry an additional upfront non-recoupable license fee of approximately $2.5 million.

(E) In June 2004, IPSA entered into a fifteen year, exclusive, worldwide license agreement with Lanvin S.A. (Lanvin) to create, develop and distribute fragrance lines under the Lanvin brand name. The fifteen-year license agreement took effect July 1, 2004 and provided for an upfront non-recoupable license fee of $19.2 million, the purchase of existing inventory of $7.6 million, and requires advertising expenditures and royalty payments in line with industry practice.

Note 3 Acquisition of Business

In April 2004, IPSA acquired a 67.5% interest in Nickel S.A. (Nickel) for approximately $8.7 million in cash including a capital infusion of $2.8 million, aggregating approximately $4.5 million, net of cash acquired. In accordance with the purchase agreement, each of the minority shareholders has an option to put their remaining interest in Nickel to IPSA from January 2007 through June 2007. Based on an independent valuation, management has valued the put options at $0.93 million as of the date of acquisition, and has recorded a long-term liability and increased goodwill accordingly. These options are carried at fair value as determined by management.

The purchase price to be paid for the minority shares, approximately $4.6 million, is based upon a formula applied to Nickel's sales for the year ending December 31, 2006, pro rated for the minority holders' equity in Nickel. In addition, the Company has the right to call the stock based on the same formula and price. The acquisition has been accounted for as a business combination and the results of Nickel have been included in the Company's consolidated financial statements from the date of the acquisition. As of the date of these financial statements, there has been no indication as to whether or not the put option will be exercised.

Note 4 Inventories

	Year Ended December 31	
	2006	2005
Raw materials and component parts	$27,179	$19,529
Finished goods	42,358	29,102
Total	$69,537	$48,631

Note 5 Equipment & Leasehold Improvements

	Year Ended December 31	
	2006	2005
Equipment	$14,253	$10,245
Leasehold Improvements	1,496	1,119
	15,749	11,364
Less accumulated depreciation and amortization	8,943	6,764
Total	$6,806	$4,600

Depreciation expense was $1.9 million, $2.3 million and $2.9 million for 2006, 2005 and 2004, respectively.

Note 6 Trademarks, Licenses & Other Intangible Assets

	Year Ended December 31	
	2006	2005
Trademarks (indefinite lives)	$6,999	$8,012
Trademarks (finite lives)	103	730
Licenses (finite lives)	54,890	24,516
Other intangible assets (finite lives)	11,090	8,889
	66,083	34,135
Less accumulated amortization	14,740	10,776
	51,343	23,359
Total	$58,342	$31,371

During 2006, 2005, and 2004, charges for the impairment of trademarks with indefinite useful lives based on fair value as determined using discounted cash flows were insignificant. Amortization expense was $3.4 million, $2.1 million and $1.0 million for 2006, 2005 and 2004 respectively. Amortization expense is expected to approximate $4.2 million in 2007, $4.1 million in 2008, 2009 and 2010 and $4.0 million in 2011.

Note 7 Loans Payable – Banks

Loans payable – banks consist of the following: the Company's foreign subsidiaries have available credit lines, including several bank overdraft facilities totaling $45 million, bearing interest at 0.6% above EURIBOR (2.49% at December 31, 2006). Outstanding amounts totaled $0.13 million and $0.99 million at December 31, 2006 and 2005, respectively.

The Company has borrowings available under a $12 million unsecured revolving line of credit due on demand and bearing interest at the banks' prime rate (8.25% as of December 31, 2006). Outstanding amounts totaled $5.9 million and $0.0 at December 31, 2006 and 2005.

Note 8 Long-Term Debt

In July 2004, IPSA entered into a 16 million euro five-year credit agreement. The long-term credit facility, which bears interest at 0.60% above the three month EURIBOR rate, provides for principal to be repaid in 20 equal quarterly installments and requires the maintenance of a debt equity ratio of less than one. At December 31, 2006 exchange rates, maturities of long-term debt subsequent to December 31, 2006 are $4.2 million in 2007, $4.3 million in 2008, and $2.2 million in 2009.

In order to reduce exposure to rising variable interest rates, the Company entered into a swap transaction effectively exchanging the variable interest rate referred to above to a variable rate based on the 12 month EURIBOR rate with a floor of 3.25% and a ceiling of 3.85%. This derivative instrument is recorded at fair value and changes in fair value are reflected in the results of operations.

Note 9 Commitments

(A) LEASES:

The Company leases its office and warehouse facilities under operating leases expiring through 2014. Rental expense amounted to $7.1 million, $7.2 million and $6.4 million in 2006, 2005 and 2004, respectively. Minimum future rental payments are as follows:

2007	$5,983
2008	6,149
2009	6,235
2010	6,026
2011	4,571
Thereafter	2,760
	$31,724

(B) LICENSE AGREEMENTS:

The Company is obligated under a number of license agreements for the use of trademarks and rights in connection with the manufacture and sale of its products expiring through 2018. Royalty expense, included in selling, general, and administrative expenses, aggregated $31.4 million, $27.1 million and $20.9 million, in 2006, 2005 and 2004, respectively. In connection with certain license agreements, the Company is subject to certain minimum annual royalties as follows:

2007	$32,196
2008	33,292
2009	34,887
2010	35,414
2011	34,279
Thereafter	201,036
	$371,104

Note 10 Shareholders' Equity

(A) ISSUANCE OF COMMON STOCK BY CONSOLIDATED SUBSIDIARY:

During 2006, 2005 and 2004, 169,479, 120,283, and 168,314 shares, respectively, of capital stock of IPSA were issued as a result of employees exercising stock options. At December 31, 2006 and 2005, the Company's percentage ownership of IPSA was approximately 72% and 73%, respectively.

The difference between the Company's share of the proceeds received by the subsidiary and the carrying amount of the portion of the Company's investment deemed sold is reflected as a gain or loss in the consolidated statements of income.

(B) SHARE-BASED PAYMENTS:

Prior to January 1, 2006, we applied the disclosure-only provisions of SFAS 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). In accordance with the provisions of SFAS 123, we applied Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for our stock based compensation plans and, accordingly, did not recognize compensation expense for stock options because we issued options at an exercise price equal to the market value at date of grant.

Effective January 1, 2006, we adopted SFAS 123(R), "Share-Based Payment" ("SFAS 123(R)"), which revises SFAS 123 and supersedes APB 25. SFAS 123(R) requires all share-based payments to be recognized in the financial statements based on the fair values using an option-pricing model at the date of grant. We have elected to use the modified prospective

(in thousands except share and per share data)

method for adoption, which requires compensation expense to be recorded for all unvested stock options beginning in the first quarter of adoption, based on the fair value at the original grant date. Prior year financial statements have not been restated.

Compensation cost for share-based arrangements and the impact of the adoption of SFAS 123(R) during the year ended December 31, 2006 decreased income before income taxes by $0.91 million, decreased net income by $0.44 million, and reduced basic and diluted earnings per share by $0.02. The adoption of SFAS 123(R) had no impact on cash flow.

The effect on net income and earnings per share if we had applied the fair value recognition provisions of SFAS 123 to stock-based compensation for the years ended December 31, 2005 and 2004 is as follows:

	Year Ended December 31	
	2005	2004
Reported net income	$15,263	$15,703
Stock-based employee compensation determined under the fair value based method, net of related tax effects	(980)	(1,224)
Pro forma net income	$14,283	$14,479
Income per share, as reported:		
Basic	$0.76	$0.82
Diluted	0.75	0.77
Pro forma net income per share:		
Basic	$0.71	$0.75
Diluted	0.70	0.71

The Company maintains a stock option program for key employees, executives, and directors. The plans, all of which have been approved by shareholder vote, provide for the granting of both non qualified and incentive options. Historically, options granted under the plans vested immediately and were exercisable for a period of five years. Beginning in 2006, options granted under the plans typically vest over a five-year period and are exercisable for a period of six years. There were options outstanding for 171,200 that were not vested as of December 31, 2006. Compensation cost is recognized on a straight-line basis over the requisite service period for the entire award. It is generally the Company's policy to issue new shares upon exercise of stock options.

The following table summarizes stock option activity and related information as of December 31, 2006 and does not include information relating to options of Inter Parfums, S.A. granted by Inter Parfums, S.A., our majority owned subsidiary:

	Year Ended December 31	
2006	Options	Weighted Average exercise price
Shares under option-beginning of year	985,550	$14.03
Options granted	181,200	19.58
Options exercised	(227,600)	7.83
Options cancelled	(71,550)	17.51
Shares under option-end of year	867,600	16.53

	Year Ended December 31	
2005	Options	Weighted Average exercise price
Shares under option-beginning of year	1,842,675	$7.51
Options granted	202,900	15.05
Options exercised	(1,048,850)	2.77
Options cancelled	(11,175)	14.59
Shares under option-end of year	985,550	14.03

	Year Ended December 31	
2004	Options	Weighted Average exercise price
Shares under option-beginning of year	1,897,862	$5.92
Options granted	217,400	16.72
Options exercised	(262,663)	3.32
Options cancelled	(9,924)	15.40
Shares under option-end of year	1,842,675	7.51

At December 31, 2006, options for 874,429 shares were available for future grant under the plans.

As of December 31, 2006, the aggregate intrinsic value of options outstanding is $3.2 million and unrecognized compensation cost related to stock options outstanding on Inter Parfums, Inc. stock aggregated $1.0 million. The amount of unrecognized compensation cost related to stock options outstanding of our majority owned subsidiary, Inter Parfums S.A., was 1.5 million euro. Options under Inter Parfums, S.A. plans vest over a four year period.

Cash proceeds, tax benefits and intrinsic value related to stock options exercised during the year ended December 31, 2006 and December 31, 2005 were as follows:

	Year Ended December 31	
	2006	2005
Cash proceeds from stock options exercised	$1,004	$507
Tax benefits	–	–
Intrinsic value of stock options exercised	3,028	12,595

No tax benefit was realized or recognized in 2006 and 2005 from stock options exercised as valuation reserves were allocated to those potential benefits.

The weighted average fair values of the options granted by Inter Parfums, Inc. during 2006, 2005 and 2004 were $6.36, $5.00 and $6.22 per share, respectively, on the date of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield 0.9% in 2006 and 1.0% in 2005 and 0.8% in 2004; volatility of 30% in 2006, 40% in 2005 and 50% in 2004; risk-free interest rates at the date of grant, 4.7% in 2006, 3.5% in 2005 and 2.9% in 2004; and an expected life of the option of five years in 2006, four years in 2005 and two years in 2004. Expected volatility is estimated using historical volatility.

Stock-based employee compensation determined under the fair value based method, net of related tax effects, includes compensation incurred by Inter Parfums, S.A., our majority owned subsidiary whose stock is publicly traded in France. The weighted average fair values of the options granted by Inter Parfums, S.A. during 2006, 2005 and 2004 were 10.37 euro, 6.08 euro and 5.62 euro per share, respectively, on the date of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield 0.94% in 2006, 1.0% in 2005 and 2004; volatility of 25% in 2006, 22% in 2005 and 23% in 2004; risk-free interest rates at the date of grant of 4.6% in 2006, 4.5% in 2005 and 4.2% in 2004; and an expected life of the option of four years in 2006, 2005 and 2004.

The following table summarizes stock option information as of December 31, 2006:

Excercise prices	Number outstanding	Weighted average remaining contractual life	Options exercisable
$7.22 - 7.95	13,500	1.00 Years	13,500
8.03	149,100	0.97 Years	149,100
14.95	161,200	3.30 Years	161,200
15.20 - 15.39	170,000	2.95 Years	170,000
16.52	2,000	4.47 Years	2,000
17.24	2,000	3.95 Years	2,000
18.97	9,000	4.09 Years	9,000
19.65 - 19.66	171,200	5.93 Years	–
22.77	2,000	2.01 Years	2,000
23.05 - 23.06	167,600	2.00 Years	167,600
25.24	20,000	2.12 Years	20,000
Totals	867,600	3.05 Years	696,400

The weighted average exercise price of options exercisable as of December 31, 2006 was $15.77.

In 2006, 2005 and 2004, both the Chief Executive Officer and the President exercised an aggregate of 100,000, 938,200 and 163,000 outstanding stock options, respectively, of the Company's common stock. The aggregate exercise prices of $0.8 million in 2006, $2.4 million in 2005 and $0.42 million in 2004 were paid by them tendering to the Company in 2006, 2005 and 2004 an aggregate of 37,278, 166,069 and 32,537 shares, respectively, of the Company's common stock, previously owned by them, valued at fair market value on the dates of exercise. All shares issued pursuant to these option exercises were issued from treasury stock of the Company. In addition, the Chief Executive Officer tendered in 2006, 2005 and 2004 an additional 7,840, 10,388 and 14,395 shares, respectively, for payment of certain withholding taxes resulting from his option exercises.

(C) TREASURY STOCK:

The board of directors of the Company has authorized a stock repurchase program whereby the Company purchases shares of its stock to be held in treasury. As of December 31, 2006,

(in thousands except share and per share data)

the Company is authorized to purchase an additional 404,350 treasury shares in the open market. The Company has not repurchased any treasury shares pursuant to the above authorization during the three year period ended December 31, 2006.

(D) DIVIDENDS.

The Company declared dividends of $0.16, $0.16, and $0.12 per share per annum in 2006, 2005, and 2004, respectively. The quarterly dividend of $0.8 million declared in December 2006 was paid January 12, 2007.

Note 11 Segments and Geographic Areas

The company manufactures and distributes one product line, fragrances and fragrance related products. The Company manages its business in two segments, European based operations and United States based operations. The European assets are located, and operations are conducted, in France. European operations primarily represent the sales of the prestige brand name fragrances and United States operations primarily represent the sale of specialty retail and mass market fragrances. Information on the Company's operations by segments is as follows:

SEGMENTS AND GEOGRAPHICAL AREAS

			Year Ended December 31
	2006	2005	2004
Net sales			
United States	$50,980	$34,284	$41,435
Europe	271,650	241,681	196,088
Eliminations of intercompany sales	(1,576)	(2,432)	(1,476)
Total	321,054	273,533	236,047
Net incomes			
United States	415	(123)	1,657
Europe	17,270	15,398	14,184
Eliminations	57	(12)	(138)
Total	17,742	15,263	15,703
Depreciation and amortization expense			
United States	763	448	358
Europe	4,584	4,065	3,630
Total	5,347	4,513	3,988
Income and dividend income			
United States	596	526	274
Europe	1,707	668	508
Total	2,303	1,194	782
Interest expense			
United States	259	19	10
Europe	1,538	951	788
Total	1,797	970	798
Income tax expense (benefit)			
United States	(148)	(398)	774
Europe	13,304	11,544	10,872
Eliminations	45	(13)	(104)
Total	13,201	11,133	11,542

SEGMENTS AND GEOGRAPHICAL AREAS *continued*

	Year Ended December 31		
	2006	2005	2004
Total assets			
United States	$61,435	$53,072	$51,511
Europe	281,378	196,931	188,729
Eliminations of investment in subsidiary	(9,768)	(9,093)	(9,755)
Total	333,045	240,910	230,485
Additions to long-lived assets:			
United States	1,337	1,985	279
Europe	30,862	2,596	31,921
Total	32,199	4,581	32,200
Total long-lived assets			
United States	7,376	6,801	5,300
Europe	62,750	33,646	40,462
Total	70,126	40,447	45,762
Deferred tax assets			
United States	726	840	415
Europe	1,768	2,171	2,190
Total	2,494	3,011	2,605

United States export sales were approximately $7.2 million, $6.4 million and $9.6 million in 2006, 2005 and 2004, respectively. Consolidated net sales to customers by region is as follows:

	Year Ended December 31		
	2006	2005	2004
North America	$107,400	$81,800	$67,400
Europe	128,300	116,800	105,200
Central and South America	24,500	21,800	21,400
Middle East	21,900	19,800	17,900
Asia	37,700	32,200	22,700
Other	1,300	1,100	1,400
Total	$321,100	$273,500	$236,000

Consolidated net sales to customers in major countries is as follows:

	Year Ended December 31		
	2006	2005	2004
United States	$104,000	$80,000	$66,000
United Kingdom	28,000	26,000	29,000
France	21,000	17,000	15,000

(in thousands except share and per share data)

Note 12 Income Taxes

The components of income before income taxes and minority interest consist of the following:

			Year Ended December 31
	2006	2005	2004
U.S. operations	$267	$(521)	$2,431
Foreign operations	36,868	32,245	29,207
Total	$37,135	$31,724	$31,638

The provision for current and deferred income tax expense (benefit) consists of the following:

			Year Ended December 31
	2006	2005	2004
Current:			
Federal	$(321)	$(19)	$402
State and local	60	46	197
Foreign	12,619	12,516	10,788
Total	12,358	12,543	11,387
Deferred:			
Federal	(81)	(451)	(163)
State and local	195	26	337
Foreign	729	(985)	(19)
Total	843	(1,410)	155
Total income tax expense:	$13,201	$11,133	$11,542

Deferred taxes are provided principally for reserves, and certain other expenses that are recognized in different years for financial reporting and income tax purposes.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

	Year Ended December 31	
	2006	2005
Defered tax assets		
State net operating loss carryforwards	$1,004	$853
Federal net operating loss carryforward	2,269	1,293
Foreign net operating loss carryforwards	1,274	1,398
Alternative minimum tax credit carryforwards	75	320
Inventory and accounts receivable	249	247
Profit sharing	216	139
Other	937	398
Total gross deferred tax assets	6,064	4,648
Less valuation allowance	(3,570)	(1,637)
Net deferred tax assets	2,494	3,011
Deferred tax liabilities (long-term)		
Property, plant and equipment	(477)	(802)
Trademarks and licenses	(985)	(806)
Other	(649)	(175)
Total deferred tax liabilities	(2,111)	(1,783)
Net deferred tax assets (liabilities)	$383	$1,228

At December 31, 2006 federal net operating loss carryforwards expire in 2026 and foreign net operating loss carryforwards do not expire. At December 31, 2006 the Company's state net operating loss carryforwards, subject to applicable state apportionment, for New York State and New York City tax purposes of approximately $11.3 million and for New Jersey tax purposes of approximately $13.8 million expire in 2010 and beyond. An additional valuation allowance of $1.1 million, $1.2 million and $0.4 million has been provided in 2006, 2005 and 2004, respectively, as future tax benefits from option compensation deductions might prevent the net operating loss carryforwards from being fully utilized. Any future realization of the valuation allowance will be credited to additional paid-in capital. In addition, a valuation allowance of $0.8 million has been provided in 2006 against certain foreign net operating loss carryforwards, as future profitable operations from certain foreign subsidiaries might not be sufficient to realize the full amount of net operating loss carryforwards available.

No further valuation allowances have been provided as management believes that it is more likely than not that the asset will be realized in the reduction of future taxable income.

The Company has not provided for U.S. deferred income taxes or foreign withholding taxes on $97 million of undistributed earnings of its non-U.S. subsidiaries as of December 31, 2006 since the Company has no present intention to repatriate these earnings.

Differences between the United States Federal statutory income tax rate and the effective income tax rate were as follows:

	Year Ended December 31		
	2006	2005	2004
Statutory rates	34.0%	34.0%	34.0%
State and local taxes, net of federal benefit	0.5	0.2	1.1
Effect of foreign taxes in excess of U.S. statutory rates	2.2	1.8	2.7
Other	(1.1)	(0.9)	(1.3)
Effective rate	35.6%	35.1%	36.5%

DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS:

Jean Madar
Chief Executive Officer,
and Chairman of the Board of Directors
Inter Parfums, Inc.

Philippe Benacin
President, and Vice Chairman of the
Board of Directors, Inter Parfums, Inc.
President, Inter Parfums, S.A.

Russell Greenberg
Executive Vice President,
and Chief Financial Officer
Inter Parfums, Inc.

Philippe Santi
Executive Vice President
Director General Delegue
Inter Parfums, S.A.

Joseph A. Caccamo
Attorney at Law
GrayRobinson, P.A.

Francois Heilbronn
Managing Partner M.M. Friedrich,
Heilbronn & Fiszer

Jean Levy
Business Consultant - Former President
and Chief Executive Officer, Cosmair
Former President and Chief Executive
Officer, Sanofi Beauté (France)

Robert Bensoussan-Torres
Chief Executive Officer,
Jimmy Choo Ltd.
Former Chief Executive Officer,
Christian Lacroix (LVMH)

Patrick Choël
Business Consultant
and Former President and CEO
Parfums Christian Dior

Jean Cailliau
Director L Capital

Serge Rosinoer
Former Chief Executive Officer
Clarins Group

EXECUTIVE OFFICERS:

Jean Madar
Chief Executive Officer,
and Chairman of the Board of Directors
Inter Parfums, Inc.

Philippe Benacin
President, and Vice Chairman of the
Board of Directors, Inter Parfums, Inc.
President, Inter Parfums, S.A.

Russell Greenberg
Executive Vice President,
and Chief Financial Officer
Inter Parfums, Inc.

Philippe Santi
Executive Vice President
Director General Delegue
Inter Parfums, S.A.

Hugues de la Chevasnerie
President of Burberry Fragrances,
Inter Parfums, S.A.

Frédéric Garcia-Pelayo
Director of Export Sales
Inter Parfums, S.A.

Jack Ayer
Director of Distribution
Inter Parfums, S.A.

Axel Marot
Director of Production & Logistics
Inter Parfums, S.A.

CORPORATE INFORMATION:

Inter Parfums, Inc.
551 Fifth Avenue
New York, NY 10176
Tel. (212) 983-2640
Fax: (212) 983-4197
www.interparfumsinc.com

Inter Parfums, S.A.
4 Rond Point des Champs Elysées
75008 Paris, France
Tel. (1) 53-77-00-00
Fax: (1) 40-76-08-65

General Counsel
GrayRobinson, P.A.
401 E. Las Olas Blvd.
Fort Lauderdale, FL 33301

Auditors
Mazars, LLP
135 West 50th Street
New York, NY 10020

Transfer Agent
American Stock Transfer and Trust
Company
59 Maiden Lane
New York, NY 10038

THE MARKET OF OUR COMMON STOCK:

Our company's common stock, $.001 par value per share, is traded on The Nasdaq Stock Market (Global Select Market System) under the symbol "IPAR". The following table sets forth in dollars, the range of high and low closing prices for the past two fiscal years for our common stock.

2006	High	Low
Fourth Quarter	$21.77	$17.63
Third Quarter	19.56	15.75
Second Quarter	19.99	15.39
First Quarter	20.38	17.07

2005	High	Low
Fourth Quarter	$19.70	$14.74
Third Quarter	21.50	18.13
Second Quarter	20.89	13.12
First Quarter	15.92	14.01

As of March 1, 2007 the number of record holders, which include brokers and broker's nominees, etc., of our common stock was 58. We believe there are in excess of 1,750 beneficial owners of our common stock.

DIVIDENDS:

In March 2005 our board of directors increased the cash dividend from $.12 to $.16 per share per annum, payable $0.04 on a quarterly basis. In December 2005 our board of directors authorized the continuation of our cash dividend of $.16 per share per annum, payable $.04 on a quarterly basis. In December 2006 our board of directors increased the cash dividend from $.16 to $.20 per share per annum, payable $0.05 on a quarterly basis. The first cash dividend for 2007 of $.05 per share is to be paid on April 13, 2007 to shareholders of record on March 30, 2007.

Our Certificate of Incorporation provides for the requirement of unanimous approval of the members of our board of directors for the declaration or payment of dividends, if the aggregate amount of dividends to be paid by us and our subsidiaries in any fiscal year is more than thirty percent (30%) of our annual net income for the last completed fiscal year, as indicated by our consolidated financial statements.

FORM 10K:

A copy of the company's 2006 Annual Report on Form 10-K, as filed with the securities and Exchange Commission, is available without charge to shareholders upon request (except for exhibits). To: Inter Parfums, Inc. 551 Fifth Avenue New York, NY 10176.

CORPORATE PERFORMANCE GRAPH:

The following graph compares the performance for the periods indicated in the graph of our common stock with the performance of the Nasdaq Market Index and the average performance of a group of the company's peer corporations consisting of: Alberto-Culver, Avon Products Inc., Blyth Inc., CCA Industries, Inc., Colgate-Palmolive Co., Elizabeth Arden, Inc., Estee Lauder Cosmetics, Inc., Inter Parfums, Inc., Oralabs Holding Corp., Parlux Fragrances Inc., Playtex Products, Inc., Revlon, Inc., Spectrum Brands, Inc., The Stephan Company, United Guardian, Inc., and Yankee Candle Co., Inc. The graph assumes that the value of the investment in our common stock and each index was $100 at the beginning of the period indicated in the graph, and that all dividends were reinvested.


COMPARE 5-YEAR CUMULATIVE TOTAL RETURN
AMONG INTER PARFUMS INC.,
NASDAQ MARKET INDEX AND HEMSCOTT GROUP INDEX
DOLLARS
350
300
250
200
150
100
50
0
2001
2002
2003
2004
2005
2006
INTER PARFUMS INC
NASDAQ MARKET INDEX
HEMSCOTT GROUP INDEX

ASSUMES $100 INVESTED ON JAN. 1, 2002
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING DEC. 31, 2006



END